Exhibit 99.1

Rogers Reports Third Quarter 2009 Financial and Operating Results

Third Quarter Adjusted Operating Profit up 15% as Revenue Grows to Over $3 Billion;

Wireless Network and Cable Operations Revenue Both up by 7% Helping Drive Adjusted
Operating Profit Growth of 22% and 8%, Respectively;

Wireless Delivers Strong Subscriber Growth and Reduced Postpaid Churn While Wireless
Data Revenue Growth Accelerates to 46%;

Cable Drives Continued Margin Expansion and Healthy Growth in Cash Flow on Slower Subscriber Growth;

Advertising and The Shopping Channel Sales Declines at Media Begin to Moderate While
Sportsnet Delivers Double-Digit Revenue and Adjusted Operating Profit Growth;

$592 Million of Cash Returned to Shareholders during Quarter with Share Buybacks and Dividends

TORONTO (October 27, 2009) - Rogers Communications Inc. today announced its consolidated financial and operating results for the three and nine months ended September 30, 2009.

Financial highlights are as follows:

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except per share amounts)	2009	2008	% Chg	2009	2008	% Chg

Operating revenue	$3,036	$2,982	2	$8,674	$8,394	3
Operating profit(1)	1,152	1,085	6	3,267	3,176	3
Net income	485	495	(2)	1,168	1,140	2
Basic and diluted net income per share	$0.79	$0.78	1	$1.86	$1.79	4

As adjusted:(2)
Operating profit(1)	$1,181	$1,025	15	$3,269	$3,092	6
Net income	505	465	9	1,173	1,096	7
Basic and diluted net income per share	$0.82	$0.73	12	$1.87	$1.72	9

(1)
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles (“GAAP”). See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian GAAP and the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)
For details on the determination of the ‘as adjusted’ amounts, which are non-GAAP measures, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) stock-based compensation (recovery) expense; (ii) integration and restructuring expenses; (iii) contract termination fee; (iv) adjustment for CRTC Part II fees decision; and (v) in respect of net income and net income per share, debt issuance costs and the related income tax impact of the above amounts.

Rogers Communications Inc.	1	Third Quarter 2009

Highlights of the third quarter of 2009 include the following:

•
Generated 7% revenue growth at both Wireless network and Cable Operations, offset partially by lower wireless equipment sales and advertising sales declines at Media, resulting in consolidated quarterly revenue growth of 2%.  Wireless and Cable Operations adjusted operating profit increased by 22% and 8%, respectively, partially offset by the declines at Media, RBS and Retail.

•
Wireless network revenue growth was fuelled by postpaid net subscriber additions of 167,000 and data revenue growth of 46%. Data revenue now comprises 23% of network revenue and was helped by the activation of more than 370,000 additional smartphone devices, predominantly iPhone, BlackBerry and Android devices, during the quarter of which approximately 45% were to subscribers new to Wireless. Subscribers with smartphones now represent approximately 28% of the overall postpaid subscriber base, up from 15% from the same quarter last year, and generate significantly higher than average ARPU. The growth in subscribers and data revenues was partially offset by economic pressures on roaming, long-distance and other usage based revenue items.

•
Wireless announced the commercial availability of Rogers' next generation high-speed HSPA+ network in Vancouver, Calgary, Toronto, Ottawa and Montreal, clocking in at maximum speeds of 21 Mbps.  The majority of Canadians can now access the fastest wireless speeds in North America with Rogers’ new 21 Mbps HSPA+ Rocket Mobile Internet Stick.

•
Wireless announced it had entered into a shared 3.5G HSPA wireless network building agreement with MTS Allstream in the province of Manitoba to cost effectively increase Wireless' mobile coverage in the province. Wireless has also established a roaming agreement with MTS under which their HSPA customers can roam on Rogers' national network outside of Manitoba.

•
Additions of digital cable, Internet, and home phone subscribers at Cable all improved sequentially from the previous quarter, but have slowed from the previous year reflecting the negative economic and employment trends in Ontario where 90% of Cable’s market is concentrated. Increasing levels of product maturity have also contributed to slowing subscriber growth with Internet subscriber penetration at 70% of basic cable customers, digital penetration at 71% of basic cable households, and residential voice-over-cable telephony penetration at 40% of basic cable subscribers.

•
Cable enhanced its position in the small business market with the launch of innovative business-grade communications services designed specifically for the Canadian SME segment providing multi-line small businesses with access to a suite of leading-edge telephony solutions including line hunting and simultaneous ringing.

•	Cable began the launch of its new 50Mbps DOCSIS 3 high-speed Internet service, the fastest residential Internet access service available in the market.

•	Media announced it received 29 Gemini nominations for homegrown Canadian programming broadcast on its Citytv and Outdoor Life Network television properties.

•
Announced a more streamlined organizational structure focused on creating a more consistent and enhanced customer experience with the further integration of our Cable and Wireless businesses to accelerate time to market, further drive innovation and continue to deliver sector leading growth by improving the Company's effectiveness and efficiency.

•
Repurchased 13.9 million RCI Class B Non-Voting shares for $408 million during the quarter under our expanded $1.5 billion share buyback program and paid dividends on our common shares totalling $184 million.

Rogers Communications Inc.	2	Third Quarter 2009

“Our third quarter results represent a healthy balance of growth, cost control and margin expansion, and double-digit increases in cash flow generation and cash returns to shareholders” said Nadir Mohamed, President and Chief Executive Officer. “We also further solidified our network leadership positions with the launch of our innovative HSPA+ 21 Mbps wireless data and 50Mbps DOCSIS 3 high speed Internet services, both the fastest available in our markets.”

“Importantly, the results of the quarter reflect record high growth in our wireless data revenues which contributed significantly to the strong double-digit adjusted operating profit growth and margin expansion at Wireless and which reflects the success of the investments we’ve made over the past several quarters bringing smartphones to market,” continued Mohamed.

This management’s discussion and analysis (“MD&A”), which is current as of October 26, 2009, should be read in conjunction with our Third Quarter 2009 Interim Unaudited Consolidated Financial Statements and Notes thereto, our 2008 Annual MD&A and our 2008 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 25 of our 2008 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2008.

In this MD&A, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wireless communications operations, including Rogers Wireless Partnership (“RWP”) and Fido Solutions Inc. (“Fido”);

•	“Cable”, which refers to our wholly-owned cable television subsidiaries, including Rogers Cable Communications Inc. (“RCCI”) and its subsidiary, Rogers Cable Partnership; and

•
“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 54 radio stations, the Citytv television network, the Rogers Sportsnet television network, The Shopping Channel, the OMNI television stations, and Canadian specialty channels including The Biography Channel Canada, G4TechTV and Outdoor Life Network; Rogers Publishing, which publishes approximately 70 magazines and trade journals; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.

Substantially all of our operations are in Canada.

Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear.

Rogers Communications Inc.	3	Third Quarter 2009

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except per share amounts)	2009	2008	% Chg	2009	2008	% Chg

Operating revenue
Wireless	$1,760	$1,727	2	$4,920	$4,680	5
Cable
Cable Operations	773	724	7	2,279	2,137	7
RBS	126	131	(4)	379	394	(4)
Rogers Retail	97	108	(10)	289	300	(4)
Corporate items and eliminations	(7)	(2)	n/m	(18)	(7)	157
	989	961	3	2,929	2,824	4
Media	364	386	(6)	1,014	1,102	(8)
Corporate items and eliminations	(77)	(92)	(16)	(189)	(212)	(11)
Total	3,036	2,982	2	8,674	8,394	3

Adjusted operating profit (loss)(1)
Wireless	846	693	22	2,298	2,167	6
Cable
Cable Operations	325	302	8	962	873	10
RBS	8	12	(33)	30	45	(33)
Rogers Retail	(4)	4	n/m	(7)	2	n/m
	329	318	3	985	920	7
Media	36	43	(16)	63	96	(34)
Corporate items and eliminations	(30)	(29)	3	(77)	(91)	(15)
Adjusted operating profit(1)	1,181	1,025	15	3,269	3,092	6
Stock-based compensation recovery (expense)(2)	(6)	62	n/m	62	125	(50)
Integration and restructuring expenses(3)	(11)	(2)	n/m	(52)	(10)	n/m
Contract termination fee(4)	(12)	-	n/m	(12)	-	n/m
Adjustment for CRTC Part II fees decision(5)	-	-	n/m	-	(31)	n/m
Operating profit(1)	1,152	1,085	6	3,267	3,176	3
Other income and expense, net(6)	667	590	13	2,099	2,036	3
Net income	$485	$495	(2)	$1,168	$1,140	2

Basic and diluted net income per share	$0.79	$0.78	1	$1.86	$1.79	4

As adjusted:(1)
Net income	$505	$465	9	$1,173	$1,096	7
Basic and diluted net income per share	$0.82	$0.73	12	$1.87	$1.72	9

Additions to property, plant and equipment ("PP&E")(1)
Wireless	$221	$205	8	$599	$619	(3)
Cable
Cable Operations	180	187	(4)	440	493	(11)
RBS	10	11	(9)	27	25	8
Rogers Retail	3	5	(40)	9	12	(25)
	193	203	(5)	476	530	(10)
Media	11	11	-	41	49	(16)
Corporate(7)	66	17	n/m	168	40	n/m
Total	$491	$436	13	$1,284	$1,238	4

(1)	As defined. See the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
In the three and nine months ended September 30, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to improve our cost structure in light of the current economic conditions; ii) severances and restructuring expenses related to the outsourcing of certain information technology functions; iii) the integration of Futureway Communications Inc. (“Futureway”) and Aurora Cable TV Limited (“Aurora Cable”); and iv) the closure of certain Rogers Retail stores.  In the three and nine months ended September 30, 2008, costs incurred relate to i) the integration of Futureway and Call-Net Enterprises Inc. (“Call-Net”); ii) the restructuring of Rogers Business Solutions (“RBS”); and iii) the closure of certain Rogers Retail stores.

(4)	Relates to the termination of a Blue Jays player contract prior to the end of the contract term.
(5)	Relates to an adjustment in 2008 for CRTC Part II fees related to prior periods.
(6)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.
(7)
The year-over-year increase in corporate additions to PP&E for the three and nine months ended September 30, 2009 primarily reflects approximately $41 million and $98 million, respectively, of spending on an enterprise-wide billing and business support system initiative.

n/m:	not meaningful.

Rogers Communications Inc.	4	Third Quarter 2009

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2009	2008	% Chg	2009	2008	% Chg

Operating revenue
Postpaid	$1,562	$1,459	7	$4,424	$4,130	7
Prepaid	83	78	6	223	215	4
Network revenue	1,645	1,537	7	4,647	4,345	7
Equipment sales	115	190	(39)	273	335	(19)
Total operating revenue	1,760	1,727	2	4,920	4,680	5

Operating expenses before the undernoted
Cost of equipment sales	272	378	(28)	751	679	11
Sales and marketing expenses	155	186	(17)	444	477	(7)
Operating, general and administrative expenses	487	470	4	1,427	1,357	5
	914	1,034	(12)	2,622	2,513	4
Adjusted operating profit(1)	846	693	22	2,298	2,167	6
Stock-based compensation recovery (expense) (2)	(3)	7	n/m	5	9	(44)
Integration and restructuring expenses(3)	(5)	-	n/m	(14)	-	n/m
Operating profit(1)	$838	$700	20	$2,289	$2,176	5

Adjusted operating profit margin as % of network revenue(1)	51.4%	45.1%		49.5%	49.9%

Additions to PP&E(1)	$221	$205	8	$599	$619	(3)

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
Costs incurred relate to combining the Cable and Wireless businesses into a communications organization and to severances and restructuring expenses related to the outsourcing of certain information technology functions.

Rogers Communications Inc.	5	Third Quarter 2009

Summarized Wireless Subscriber Results

	Three months ended September 30,			Nine months ended September 30,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2009	2008	Chg	2009	2008	Chg

Postpaid
Gross additions	381	396	(15)	1,043	972	71
Net additions	167	191	(24)	419	379	40
Total postpaid retail subscribers	6,869	6,293	576	6,869	6,293	576
Average monthly revenue per user ("ARPU")(1)	$76.79	$78.60	$(1.81)	$74.08	$75.60	$(1.52)
Average monthly usage (minutes)	580	583	(3)	585	586	(1)
Monthly churn	1.06%	1.11%	(0.05%)	1.05%	1.09%	(0.04%)
Prepaid
Gross additions	171	177	(6)	436	459	(23)
Net additions	43	48	(5)	5	26	(21)
Total prepaid retail subscribers	1,496	1,451	45	1,496	1,451	45
ARPU(1)	$18.80	$18.23	$0.56	$16.84	$16.91	$(0.06)
Monthly churn	2.93%	3.04%	(0.11%)	3.27%	3.41%	(0.14%)
Total Postpaid and Prepaid
Gross additions	552	573	(21)	1,479	1,431	48
Net additions	210	239	(29)	424	405	19
Total postpaid and prepaid retail subscribers	8,365	7,744	621	8,365	7,744	621
Monthly churn	1.39%	1.47%	(0.08%)	1.45%	1.53%	(0.08%)

Blended ARPU(1)	$66.45	$67.30	$(0.85)	$63.70	$64.52	$(0.82)

(1)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”. As calculated in the “Supplementary Information” section.

Wireless Subscribers and Network Revenue

While subscriber additions have increased on a year-to-date basis, the modest year-over-year decrease in subscriber additions for the third quarter primarily reflects the unusually high number of additions during the third quarter of 2008 due to the much anticipated Canadian iPhone launch during that period.

The increase in network revenue for the three and nine months ended September 30, 2009, compared to the corresponding periods of 2008, was driven predominantly by the continued growth of Wireless’ postpaid subscriber base and the year-over-year growth of wireless data. Year-over-year, blended ARPU declined by 1.3%, which reflects the impact of declines in roaming and out-of-plan usage revenues as customers curtail travel and adjust their wireless usage during the economic recession. These reductions in roaming and out-of-plan usage caused a decline in the voice component of postpaid ARPU compared to the corresponding periods of 2008, which was to a large degree offset by the significant growth in wireless data.

For the three and nine months ended September 30, 2009, wireless data revenue increased by approximately 46% and 42%, respectively, over the corresponding periods of 2008, to $372 million and $982 million, respectively. The approximately $59 million increase in wireless data revenues from the second to the third quarter of 2009 represents by far the largest sequential increase previously recorded. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphone and wireless laptop devices which are driving the use of text messaging and e-mail, wireless Internet access, and other wireless data services. The increase in wireless data usage was partially offset by the impact of certain data services price reductions made during the second and third quarters of 2008. For the three and nine months ended September 30, 2009, data revenue represented approximately 23% and 21% of total network revenue, respectively, compared to 17% and 16% in the corresponding periods of 2008.

Rogers Communications Inc.	6	Third Quarter 2009

Wireless’ success in the continued year-over-year reduction of postpaid churn reflects targeted customer retention activities and continued enhancements in network coverage and quality.

Wireless activated more than 370,000 smartphone devices, predominately iPhone 3G, BlackBerry and Android devices, during the three months ended September 30, 2009. Subscribers with smartphones now represent approximately 28% of the overall postpaid subscriber base as at September 30, 2009, compared to 15% in the corresponding period of 2008. These subscribers have committed to new multi-year-term contracts, and in a majority of cases, attached both voice and monthly data packages which generate considerably above average ARPU.

Wireless Equipment Sales

The year-over-year decrease in revenue from equipment sales, including activation fees and net of equipment subsidies, for the three months ended September 30, 2009, versus the corresponding period of 2008 reflects the large number of iPhones activated during that product’s launch in the third quarter of 2008. While quarterly sales of iPhones to new subscribers remained relatively consistent year-over-year, the activation of existing customers upgrading to the iPhone declined significantly from the previous year, when the iPhone was initially introduced, and drove most of the decrease in equipment sales.

Wireless Operating Expenses

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2009	2008	% Chg	2009	2008	% Chg

Operating expenses
Cost of equipment sales	$272	$378	(28)	$751	$679	11
Sales and marketing expenses	155	186	(17)	444	477	(7)
Operating, general and administrative expenses	487	470	4	1,427	1,357	5
Operating expenses before the undernoted	914	1,034	(12)	2,622	2,513	4
Stock-based compensation expense (recovery)(1)	3	(7)	n/m	(5)	(9)	(44)
Integration and restructuring expenses(2)	5	-	n/m	14	-	n/m
Total operating expenses	$922	$1,027	(10)	$2,631	$2,504	5

(1)	See the section entitled “Stock-based Compensation”.
(2)
Costs incurred relate to combining the Cable and Wireless businesses into a communications organization and to severances and restructuring expenses related to the outsourcing of certain information technology functions.

The decrease in equipment sales and cost of equipment sales for the three months ended September 30, 2009, compared to the corresponding period of 2008, was primarily the result of the lower volume of upgrades by existing subscribers to iPhones at higher than average subsidies.

Operating, general and administrative expenses, for the third quarter, excluding retention spending discussed below, were relatively unchanged from the prior year. Increases in information technology and customer care as a result of the complexity of supporting more sophisticated devices and services were predominately offset by savings related to operating and scale efficiencies across various functions.

Rogers Communications Inc.	7	Third Quarter 2009

Total retention spending, including subsidies on handset upgrades, was $148 million and $435 million in the three and nine months ended September 30, 2009, respectively, compared to $170 million and $359 million in the corresponding periods of 2008. The retention spending for the three months ended September 30, 2009 decreased compared to the corresponding period of 2008 as a result of the iPhone launch in the third quarter of 2008 which resulted in a higher than normal rate of upgrade activity by existing subscribers for that quarter as discussed above, while heavier retention activity in the first two quarters of 2009 has driven the increase on a year-to-date basis.

Wireless Adjusted Operating Profit

The 22% year-over-year increase in adjusted operating profit and adjusted operating profit margin of 51.4% on network revenue (which excludes equipment sales revenue) for the three months ended September 30, 2009 primarily reflects the increase in network revenue and the decrease in cost of equipment sales discussed above. The adjusted operating profit margin on network revenue (which excludes equipment sales revenue) decreased slightly to 49.5% for the nine months ended September 30, 2009 compared to the 49.9% in the corresponding period of 2008, primarily as a result of our investment in a significant number of high ARPU, but high subsidy, smartphone activations.

Wireless Additions to Property, Plant and Equipment (“PP&E”)

Wireless additions to PP&E are classified into the following categories:

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2009	2008	% Chg	2009	2008	% Chg

Additions to PP&E
High-Speed Packet Access ("HSPA")	$79	$57	39	$244	$239	2
Network - capacity	80	53	51	157	146	8
Network - other	31	65	(52)	116	154	(25)
Information and technology and other	31	30	3	82	80	3
Total additions to PP&E	$221	$205	8	$599	$619	(3)

Additions to Wireless PP&E reflect spending on network capacity, such as radio channel additions and network enhancing features. Additions to PP&E associated with the deployment of our HSPA network were mainly for the continued roll-out to various markets across Canada along with upgrades to the network to enable higher throughput speeds. Other network-related PP&E additions included national site build activities, test and monitoring equipment, network sectorization work, operating support system activities, investments in network reliability and renewal initiatives, infrastructure upgrades, and new product platforms. Information technology and other wireless specific system initiatives included billing and back-office system upgrades, and other facilities and equipment spending.

HSPA spending for the three months ended September 30, 2009 increased over the same period prior year due to the introduction of 21 Mbps speeds in major urban centres. Capacity spending increased over the same period in the prior year due to the acquisition of IP transmission interfaces and augmentation to the radio access network to meet demand for migrations from GSM to HSPA due to a faster adoption of 3G devices. Offsetting these increases from the corresponding period of the prior year was lower spending on enhancements to services and capabilities included in other network additions.

Rogers Communications Inc.	8	Third Quarter 2009

Other Wireless Developments

In May 2009, we reached an agreement with Look Communications Inc. (“Look”) (through our joint venture with Bell Canada, Inukshuk Wireless Partnership ("Inukshuk")), for the purchase of Look's spectrum and broadcast licence. Under the agreement, Inukshuk paid $80 million for Look's 92 MHz of spectrum in the provinces of Ontario and Quebec. In the three months ended September 30, 2009, Industry Canada granted Inukshuk an approval for the conversion of Look's MMDS spectrum licence to a Broadband Radio Service ("BRS") spectrum licence. Pursuant to government policy, one-third of the spectrum was returned to Industry Canada. The Look purchase was completed in September 2009.

CABLE

Summarized Cable Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2009	2008(1)	% Chg	2009	2008(1)	% Chg

Operating revenue
Cable Operations(2)	$773	$724	7	$2,279	$2,137	7
RBS	126	131	(4)	379	394	(4)
Rogers Retail	97	108	(10)	289	300	(4)
Intercompany eliminations	(7)	(2)	n/m	(18)	(7)	157
Total operating revenue	989	961	3	2,929	2,824	4

Adjusted operating profit (loss) before the undernoted
Cable Operations(2)	325	302	8	962	873	10
RBS	8	12	(33)	30	45	(33)
Rogers Retail	(4)	4	n/m	(7)	2	n/m
Adjusted operating profit(3)	329	318	3	985	920	7
Stock-based compensation recovery(4)	-	17	n/m	21	39	(46)
Integration and restructuring expenses(5)	(6)	(2)	200	(17)	(10)	70
Adjustment for CRTC Part II fees decision(6)	-	-	n/m	-	(25)	n/m
Operating profit(3)	$323	$333	(3)	$989	$924	7

Adjusted operating profit (loss) margin(3)
Cable Operations(2)	42.0%	41.7%		42.2%	40.9%
RBS	6.3%	9.2%		7.9%	11.4%
Rogers Retail	(4.1%)	3.7%		(2.4%)	0.7%

Additions to PP&E(3)
Cable Operations(2)	$180	$187	(4)	$440	$493	(11)
RBS	10	11	(9)	27	25	8
Rogers Retail	3	5	(40)	9	12	(25)
Total additions to PP&E	$193	$203	(5)	$476	$530	(10)

(1)	The operating results of Aurora Cable are included in Cable’s results of operations from the date of acquisition on June 12, 2008.
(2)	Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
(3)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(4)	See the section entitled “Stock-based Compensation”.
(5)
In the three and nine months ended September 30, 2009, costs incurred relate to i) severances and restructuring expenses related to combining the Cable and Wireless businesses into a communications organization and to the outsourcing of certain information technology functions; ii) the integration of Futureway and Aurora Cable; and  iii) the closure of certain Rogers Retail stores. In the three and nine months ended September 30, 2008, costs incurred relate to i) the integration of Futureway and Call-Net; ii) the restructuring of RBS; and iii) the closure of certain Rogers Retail stores.

(6)	Relates to an adjustment in 2008 for CRTC Part II fees related to prior periods.

Rogers Communications Inc.	9	Third Quarter 2009

The following segment discussions provide a detailed discussion of the Cable operating results.

CABLE OPERATIONS

Summarized Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2009	2008	% Chg	2009	2008	% Chg

Operating revenue
Core Cable	$447	$419	7	$1,315	$1,239	6
Internet	198	176	13	579	513	13
Rogers Home Phone	128	129	(1)	385	385	-
Total Cable Operations operating revenue	773	724	7	2,279	2,137	7

Operating expenses before the undernoted
Sales and marketing expenses	63	62	2	182	190	(4)
Operating, general and administrative expenses	385	360	7	1,135	1,074	6
	448	422	6	1,317	1,264	4
Adjusted operating profit(1)	325	302	8	962	873	10
Stock-based compensation recovery(2)	1	16	(94)	20	37	(46)
Integration and restructuring expenses(3)	(4)	(1)	n/m	(11)	(2)	n/m
Adjustment for CRTC Part II fees decision(4)	-	-	n/m	-	(25)	n/m
Operating profit(1)	$322	$317	2	$971	$883	10

Adjusted operating profit margin(1)	42.0%	41.7%		42.2%	40.9%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
Costs incurred relate to i) severances and restructuring expenses related to combining the Cable and Wireless businesses into a communications organization and to the outsourcing of certain information technology functions; and ii) the integration of Futureway and Aurora Cable.

(4)	Relates to an adjustment in 2008 for CRTC Part II fees related to prior periods.

Rogers Communications Inc.	10	Third Quarter 2009

Summarized Subscriber Results

	Three months ended September 30,			Nine months ended September 30,
(Subscriber statistics in thousands)	2009	2008(1)	Chg	2009	2008(1)	Chg

Cable homes passed(2)	3,609	3,530	79	3,609	3,530	79

Basic Cable
Net additions (losses)(3)	-	18	(18)	(27)	5	(32)
Total Basic Cable subscribers(4)	2,292	2,316	(24)	2,292	2,316	(24)

Cable High-speed Internet
Net additions(5)	19	33	(14)	26	86	(60)
Total Internet subscribers (residential)(4)(5)	1,597	1,549	48	1,597	1,549	48

Digital Cable
Terminals, net additions	56	110	(54)	161	267	(106)
Total terminals in service(4)	2,444	2,146	298	2,444	2,146	298
Households, net additions	32	58	(26)	75	130	(55)
Total households(2)(4)	1,625	1,489	136	1,625	1,489	136

Cable telephony lines
Net additions and migrations(6)	31	55	(24)	69	142	(73)
Total Cable telephony lines(4)	909	800	109	909	800	109

Cable Revenue Generating Units ("RGUs")(7)
Net additions	82	164	(82)	143	363	(220)
Total RGUs	6,423	6,154	269	6,423	6,154	269

Circuit-switched lines
Net losses and migrations(6)	(22)	(44)	22	(72)	(80)	8
Total circuit-switched lines	143	255	(112)	143	255	(112)

(1)	Certain of the comparative figures have been reclassified to conform to the current year presentation.
(2)	Since September 30, 2008, a change in subscriber reporting resulted in a cumulative decrease to cable homes passed of approximately 171,000.
(3)	During the three months ended September 30, 2008, a reclassification of certain subscribers had the impact of increasing basic cable net additions by approximately 16,000. In addition, basis cable net subscriber additions for the nine months ended September 30, 2008 reflect the impact of the conversion of a large municipal housing authority's cable TV arrangement with Rogers from a bulk to an individual tenant pay basis, which had the impact of reducing basic cable subscribers by approximately 5,000.
(4)
On June 12, 2008, we acquired approximately 16,000 basic cable subscribers, 11,000 high-speed Internet subscribers, 8,000 terminals in service, 6,000 digital households and 2,000 cable telephony subscriber lines, representing 35,000 RGUs, from Aurora Cable.

(5)
Cable high-speed Internet subscriber base excludes ADSL subscribers of 6,000 and 14,000 at September 30, 2009 and September 30, 2008, respectively. In addition, net additions excludes ADSL subscriber losses of 1,000 and 5,000 in the three and nine months ended September 30, 2009, respectively, and ADSL subscriber losses of 4,000 and 3,000 in the three and nine months ended September 30, 2008, respectively. The comparative figures have been restated to conform to the basis of presentation used in the current year.  In addition, during the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed Internet subscribers from RBS’ broadband data circuits to Cable Operations’ high-speed Internet subscriber base.  These subscribers are not included in net additions for the three and nine months ended September 30, 2008.

(6)
Includes approximately 4,000 and 15,000 migrations from circuit-switched to cable telephony for the three and nine months ended September 30, 2009, respectively, and includes approximately 23,000 and 39,000 migrations from circuit-switched to cable telephony for the three and nine months ended September 30, 2008, respectively.

(7)	Cable RGUs are comprised of basic cable subscribers, digital cable households, Cable high-speed Internet subscribers and residential cable telephony lines.

In addition to increased levels of penetration for many of Cable’s products and a level of increased competitive intensity, an economic recession in Ontario has driven a slowdown in new home construction and high rates of unemployment resulting in lower net additions of our cable products in the three and nine months ended September 30, 2009, compared to the corresponding periods of 2008.  The impact of this recession has affected sales of Cable’s products as customers move residences less and the growth in new home construction has slowed significantly, which historically are two of Cable’s largest sources of new product sales. In response to these conditions, Cable has implemented strategic cost reduction and efficiency improvement initiatives to enable a sustained reduction of operating costs.

Rogers Communications Inc.	11	Third Quarter 2009

Core Cable Revenue

Within Cable Operations, the increase in Core Cable revenue for the three and nine months ended September 30, 2009, compared to the corresponding periods of 2008, reflects the continued increasing penetration of our digital cable product offerings. Additionally, the impact of certain price changes introduced during the previous twelve months to both our analog and digital cable services contributed to the growth in revenue.

Rogers continues to lead the Canadian cable industry in digital penetration. The digital cable subscriber base grew by 9% from September 30, 2008 to September 30, 2009. Digital penetration now represents approximately 71% of basic cable households, compared to 64% in the corresponding period of 2008. Increased demand from subscribers for digital content, HDTV and personal video recorder (“PVR”) equipment, combined with marketing campaigns which package cable television, high-speed Internet and Rogers Home Phone services, contributed to the growth in the digital subscriber base of 32,000 and 75,000 in the three and nine months ended September 30, 2009, respectively.

Internet (Residential) Revenue

The year-over-year increase in Internet revenues for the three and nine months ended September 30, 2009, primarily reflects the 3% increase in the Internet subscriber base, combined with increased revenue resulting from Internet services price increases made during the previous twelve months and incremental revenue from charges for additional usage for customers who exceed monthly gigabyte allowances associated with their respective plans.

With the high-speed Internet base now at approximately 1.6 million subscribers, Internet penetration is approximately 44% of the homes passed by our cable networks and 70% of our basic cable customer base.

In addition to the impact of the economic recession discussed above, the lower number of high-speed Internet net additions also reflects an increasing degree of product maturation as penetration of broadband slows.

Rogers Home Phone Revenue

The Rogers Home Phone revenue for the three and nine months ended September 30, 2009, reflects the year-over-year growth in the cable telephony customer base comprised of cable telephony revenue growth of approximately 17% for the quarter and 22% for the year-to-date, offset by the ongoing decline of the circuit-switched telephony and long-distance only customer bases. The lower net additions of cable telephony lines in the third quarter of 2009 versus the corresponding period of 2008 reflects the impact of the economic recession in Ontario and product maturation as Rogers’ market share increases, combined with intensified win-back activities by incumbent telecom providers.

Cable telephony lines in service grew 14% from September 30, 2008 to September 30, 2009. At September 30, 2009, cable telephony lines represented 25% of the homes passed by our cable networks and 40% of basic cable subscribers.

Cable continues to focus principally on growing its on-net cable telephony line base. As part of this on-net focus, Cable began to significantly de-emphasize circuit-switched sales early in 2008 and intensified its efforts to convert circuit-switched lines that are within the cable territory onto its cable telephony platform. Of the 31,000 net line additions to cable telephony during the third quarter of 2009, approximately 4,000 were migrations of lines from our circuit-switched platform to our cable telephony platform. Because of the strategic decision in early 2008 to de-emphasize sales of the circuit-switched telephony product outside of the cable footprint, Cable expects that circuit-switched net line losses will continue as that base of subscribers continues to contract over time.

Rogers Communications Inc.	12	Third Quarter 2009

Excluding the impact of the shrinking circuit-switched telephony business, the year-over-year revenue growth for Rogers Home Phone and Cable Operations for the third quarter ended September 30, 2009 would have been 17% and 9%, respectively.

Cable Operations Operating Expenses

The increase in Cable Operation’s operating expenses for the three and nine months ended September 30, 2009 compared to the corresponding periods of 2008 was primarily driven by the increases in the digital cable, Internet and Rogers Home Phone subscriber bases, resulting in higher costs associated with programming and other content, network operations, credit and collection costs, and increases in information technology costs. Partially offsetting these increases was a reduction in certain other costs resulting from lower volumes of RGU net additions in the third quarter of 2009 and cost reduction and efficiency initiatives across various functions. Cable Operations continue to focus on implementing a program of permanent cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses.

Cable Operations Adjusted Operating Profit

The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth described above, combined with decreased activity levels and cost efficiencies. As a result, Cable Operations adjusted operating profit margins increased to 42.0% and 42.2% for the three and nine months ended September 30, 2009, respectively, compared to 41.7% and 40.9% in the corresponding periods of 2008.

Other Cable Operations Developments

As discussed below in the section entitled “CRTC Part II Fees”, the CRTC is expected to amend its regulation relating to Part II fees. Once the settlement is finalized, Cable estimates these fees going forward will be approximately one third less than the current rate of approximately $21 million annually and will reverse accrued amounts for the 2007, 2008 and 2009 broadcast years totalling approximately $61 million in the fourth quarter of 2009, of which approximately 80% relates to prior years.

Rogers Communications Inc.	13	Third Quarter 2009

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2009	2008	% Chg	2009	2008	% Chg

RBS operating revenue	$126	$131	(4)	$379	$394	(4)

Operating expenses before the undernoted
Sales and marketing expenses	7	6	17	19	19	-
Operating, general and administrative expenses	111	113	(2)	330	330	-
	118	119	(1)	349	349	-
Adjusted operating profit(1)	8	12	(33)	30	45	(33)
Stock-based compensation recovery (expense)(2)	(1)	-	n/m	-	1	n/m
Integration and restructuring expenses(3)	-	(1)	n/m	(1)	(4)	(75)
Operating profit(1)	$7	$11	(36)	$29	$42	(31)

Adjusted operating profit margin(1)	6.3%	9.2%		7.9%	11.4%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
In the three and nine months ended September 30, 2009, costs incurred relate to severances and restructuring expenses related to combining the Cable and Wireless businesses into a communications organization and to the outsourcing of certain information technology functions. In the three and nine months ended September 30, 2008, costs incurred relate to the integration of Call-Net and the restructuring of RBS.

Summarized Subscriber Results

	Three months ended September 30,			Nine months ended September 30,
(Subscriber statistics in thousands)	2009	2008	Chg	2009	2008	Chg

Local line equivalents(1)
Total local line equivalents	180	207	(27)	180	207	(27)

Broadband data circuits(2)(3)
Total broadband data circuits	36	34	2	36	34	2

(1)	Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
(3)
During the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed Internet subscribers from RBS’ broadband data circuits to Cable Operations’ high-speed Internet subscriber base. These subscribers are not included in net additions for 2008.

RBS Revenue

The decrease in RBS revenues reflects a decline in the higher margin legacy data service business, with a shift in focus to leveraging on-net revenue opportunities utilizing Cable’s existing network facilities. As well, RBS continues to focus on retaining its existing medium-enterprise customer base while growing the carrier business. For the three and nine months ended September 30, 2009, RBS data and local revenues declined, which was partially offset by an increase in the less profitable long-distance revenue, compared to the corresponding periods of 2008.

Rogers Communications Inc.	14	Third Quarter 2009

RBS Operating Expenses

Operating, general and administrative expenses were relatively unchanged for the three and nine months ended September 30, 2009, compared to the corresponding periods of 2008. An increase in long-distance costs due to higher call volumes and country mix resulted in higher operating costs which were offset by lower data and local carriers charges.

Sales and marketing expenses were relatively unchanged for the three and nine months ended September 30, 2009, compared to the corresponding periods of 2008, and reflects cost control initiatives and targeted marketing within the medium and large enterprise and carrier segments.

RBS Adjusted Operating Profit

Lower legacy data and local revenues and an increase in the lower margin long-distance revenue combined with legacy operating costs which have not declined in proportion to the lower revenue has resulted in a year-over-year decline in adjusted operating profit for the three and nine months ended September 30, 2009 versus the corresponding periods of 2008.

ROGERS RETAIL

Summarized Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2009	2008	% Chg	2009	2008	% Chg

Rogers Retail operating revenue	$97	$108	(10)	$289	$300	(4)

Operating expenses before the undernoted	101	104	(3)	296	298	(1)
Adjusted operating (loss) profit(1)	(4)	4	n/m	(7)	2	n/m
Stock-based compensation recovery(2)	-	1	n/m	1	1	-
Integration and restructuring expenses(3)	(2)	-	n/m	(5)	(4)	25
Operating (loss) profit(1)	$(6)	$5	n/m	$(11)	$(1)	n/m

Adjusted operating (loss) profit margin(1)	(4.1%)	3.7%		(2.4%)	0.7%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to severances resulting from combining the Cable and Wireless businesses into a communications organization and to the closure of certain Rogers Retail stores.

Rogers Retail Revenue

Rogers Retail revenue for the three months ended September 30, 2009, compared to the corresponding period of 2008 in which the iPhone was initially introduced, decreased as a result of a lower volume of iPhone upgrades by existing Wireless customers and the ongoing decline in video rentals and sales.

Rogers Retail Adjusted Operating (Loss) Profit

Adjusted operating (loss) profit at Rogers Retail decreased for the three and nine months ended September 30, 2009, compared to the corresponding periods of 2008, and reflects the trends noted above.

Rogers Communications Inc.	15	Third Quarter 2009

CABLE ADDITIONS TO PP&E

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

•	Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and associated installation costs;
•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Summarized Cable PP&E Additions

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2009	2008	% Chg	2009	2008	% Chg

Additions to PP&E
Customer premise equipment	$67	$72	(7)	$145	$171	(15)
Scalable infrastructure	64	58	10	168	168	-
Line extensions	10	10	-	28	31	(10)
Upgrades and rebuild	5	8	(38)	15	16	(6)
Support capital	34	39	(13)	84	107	(21)
Total Cable Operations	180	187	(4)	440	493	(11)
RBS	10	11	(9)	27	25	8
Rogers Retail	3	5	(40)	9	12	(25)
	$193	$203	(5)	$476	$530	(10)

Additions to Cable PP&E include continued investments in the cable network to continue to enhance customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for incremental HD and On-Demand services to be added.

The decline in Cable Operations PP&E additions for the three and nine months ended September 30, 2009 compared to the corresponding period in 2008 resulted primarily from lower spending associated with lower levels of RGU additions and fewer new home formations during the period.

The changes in RBS PP&E additions for the three and nine months ended September 30, 2009, compared to the corresponding periods of 2008, primarily reflects the timing of expenditures on customer networks and support capital.

Rogers Retail PP&E additions are attributable to improvements made to certain retail locations.

Rogers Communications Inc.	16	Third Quarter 2009

MEDIA

Summarized Media Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2009	2008(1)(2)	% Chg	2009	2008(1)(2)	% Chg

Operating revenue	$364	$386	(6)	$1,014	$1,102	(8)

Operating expenses before the undernoted	328	343	(4)	951	1,006	(5)
Adjusted operating profit(3)	36	43	(16)	63	96	(34)
Stock-based compensation recovery (expense)(4)	(1)	11	n/m	13	22	(41)
Integration and restructuring expenses(5)	-	-	n/m	(21)	-	n/m
Contract termination fee(6)	(12)	-	n/m	(12)	-	n/m
Adjustment for CRTC Part II fees decision(7)	-	-	n/m	-	(6)	n/m
Operating profit(3)	$23	$54	(57)	$43	$112	(62)

Adjusted operating profit margin(3)	9.9%	11.1%		6.2%	8.7%

Additions to property, plant and equipment(3)	$11	$11	-	$41	$49	(16)

(1)	The operating results of channel m are included in Media’s results of operations from the date of acquisition on April 30, 2008.
(2)	The operating results of Outdoor Life Network are included in Media’s results of operations from the date of acquisition on July 31, 2008.
(3)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(4)	See the section entitled “Stock-based Compensation”.
(5)	Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the current economic conditions.
(6)	Relates to the termination of a Blue Jays player contract prior to the end of the contract term.
(7)	Relates to an adjustment in 2008 for CRTC Part II fees related to prior periods.

Media Revenue

The decline in Media’s revenues for the three and nine months ended September 30, 2009, compared to the corresponding periods of 2008, primarily reflects revenue declines at Television, Radio and Publishing driven by ongoing industry wide weakness in the advertising market and at The Shopping Channel driven by a challenging environment for consumer discretionary retail sales. These decreases were partially offset by an increase in subscriber revenue at Sportsnet. Starting in the third quarter, the rate of year-over-year decline in advertising sales began to moderate for the first time in several quarters.

Media Operating Expenses

The decrease in Media’s operating expenses for the three and nine months ended September 30, 2009, compared to the corresponding periods of 2008, primarily reflects a focused cost reduction program across all of Media’s divisions, lower variable costs associated with a decline in sales at The Shopping Channel, and lower costs associated with printing and production at Publishing. These decreases were partially offset by planned increased programming costs at Sportsnet and Television.

Rogers Communications Inc.	17	Third Quarter 2009

Media Adjusted Operating Profit

The decrease in Media’s adjusted operating profit for the three and nine months ended September 30, 2009, compared to the corresponding periods of 2008, primarily reflects the revenue and expense changes discussed above, and overall is reflective of the challenging economic conditions and the resultant declines in advertising and retail sales activity.

Media Additions to PP&E

The majority of Media’s PP&E additions in the three and nine months ended September 30, 2009, reflect the continued construction of a new television production facility for the combined Ontario operations of Citytv and OMNI, with the overall decline from the nine months ended September 30, 2008, a result of cost containment initiatives.

Other Media Developments

As discussed below in the section entitled “CRTC Part II Fees”, the CRTC is expected to amend its regulation relating to Part II fees.  Once the settlement is finalized, Media estimates these fees going forward will be approximately one third less than the current rate of approximately $6 million annually and will reverse accrued amounts for the 2007, 2008, and 2009 broadcast years totalling approximately $19 million in the fourth quarter of 2009, of which approximately 80% relates to prior years.

RECONCILIATION OF NET INCOME TO OPERATING PROFIT AND ADJUSTED OPERATING PROFIT FOR THE PERIOD

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian GAAP to the non-GAAP measures operating profit and adjusted operating profit for the period. See the “Supplementary Information” section for a full reconciliation to adjusted operating profit, adjusted net income, and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with the tables in the Supplemental Information section entitled “Segmented Information”.

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2009	2008	% Chg	2009	2008	% Chg

Net income	$485	$495	(2)	$1,168	$1,140	2
Income tax expense	129	14	n/m	414	337	23
Other (income) expense, net	1	(12)	n/m	(5)	(25)	(80)
Change in the fair value of derivative instruments	27	(20)	n/m	28	(21)	n/m
Foreign exchange (gain) loss	(72)	16	n/m	(123)	22	n/m
Debt issuance costs	-	16	n/m	5	16	(69)
Interest on long-term debt	166	147	13	474	418	13
Operating income	736	656	12	1,961	1,887	4
Depreciation and amortization	416	429	(3)	1,306	1,289	1
Operating profit	1,152	1,085	6	3,267	3,176	3
Stock-based compensation expense (recovery)	6	(62)	n/m	(62)	(125)	(50)
Integration and restructuring expenses	11	2	n/m	52	10	n/m
Adjustment for CRTC Part II fees decision	-	-	n/m	-	31	n/m
Contract termination fee	12	-	n/m	12	-	n/m
Adjusted operating profit	$1,181	$1,025	15	$3,269	$3,092	6

Net Income and Net Income Per Share

We recorded net income of $485 million and $1,168 million for the three and nine months ended September 30, 2009, respectively, or basic and diluted net income per share of $0.79 and $1.86, respectively, compared to net income of $495 million and $1,140 million, or basic and diluted net income per share of $0.78 and $1.79, in the corresponding periods in 2008.

Rogers Communications Inc.	18	Third Quarter 2009

On an adjusted basis, we recorded net income of $505 million and $1,173 million for the three and nine months ended September 30, 2009, respectively, or basic and diluted adjusted net income per share of $0.82 and $1.87, respectively, compared to net income of $465 million and $1,096 million, or basic and diluted net income per share of $0.73 and $1.72, in the corresponding periods in 2008.

Income Tax Expense

The Company’s effective income tax rates for the three and nine months ended September 30, 2009 were 21.0% and 26.2%, respectively. The effective income tax rates for the three and nine months ended September 30, 2009, differed from the 2009 statutory income tax rate of 32.1% primarily due to a decrease in the valuation allowance recorded in respect of realized and unrealized capital losses and other future tax assets. The effective income tax rates for the three and nine months ended September 30, 2008 were 2.8% and 22.8%, respectively.

	Three months ended September 30,		Nine months ended September 30,
(In millions of dollars)	2009	2008	2009	2008

Statutory income tax rates	32.1%	32.7%	32.1%	32.7%

Income before income taxes	$614	$509	$1,582	$1,477

Income tax expense at statutory income tax rate
on income before income taxes	$197	$166	$508	$483
Increase (decrease) in income taxes resulting from:
Ontario income tax harmonization credit	-	(65)	-	(65)
Change in valuation allowance	(38)	(48)	(61)	(45)
Effect of tax rate charges	(18)	(21)	(23)	(22)
Other items	(12)	(18)	(10)	(14)

Income tax expense	$129	$14	$414	$337

Effective income tax rate	21.0%	2.8%	26.2%	22.8%

Change in Fair Value of Derivative Instruments

The change in the fair value of derivative instruments in the three and nine months ended September 30, 2009 was primarily the result of the change in the fair value of the cross-currency interest rate exchange agreements (“Derivatives”) hedging our US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes.  This change in fair value was primarily caused by changes in the value of the Canadian dollar relative to that of the U.S. dollar. During the three months and nine months ended September 30, 2009, the Canadian dollar strengthened by 9.0 cents and 15.2 cents, respectively, versus the U.S. dollar. We have recorded the fair value of our derivatives using an estimated credit-adjusted mark-to-market valuation. The impact of such valuation is illustrated in the section entitled “Mark-to-Market Value of Derivatives”. In addition, the change in the fair value of Derivatives in the three and nine months ended September 30, 2009, is partially offset by the change in the fair value of the prepayment option on our Senior Subordinated Notes due 2012.

Foreign Exchange Gain (Loss)

During the three months ended September 30, 2009, the Canadian dollar strengthened by 9.0 cents versus the U.S. dollar resulting in a foreign exchange gain of $72 million, primarily related to US$750 million of our U.S. dollar-denominated long-term debt that is not hedged for accounting purposes, comprising the US$400 million of Subordinated Notes due 2012 which are not hedged and the US$350 million Senior Notes due 2038 for which the Derivatives have not been designated as hedges for accounting purposes. During the corresponding period of 2008, the Canadian dollar weakened by 4.1 cents versus the U.S. dollar and resulted in a foreign exchange loss of $16 million during the three months ended September 30, 2008.

Rogers Communications Inc.	19	Third Quarter 2009

During the nine months ended September 30, 2009, the Canadian dollar strengthened by 15.2 cents versus the U.S. dollar resulting in a foreign exchange gain of $123 million, primarily related to US$750 million of U.S. dollar-denominated long-term debt that is not hedged for accounting purposes. During the corresponding period of 2008, the Canadian dollar weakened by 7.2 cents versus the U.S. dollar and resulted in a foreign exchange loss of $22 million during the nine months ended September 30, 2008.

Debt Issuance Costs

There were no debt issuance costs for the three months ended September 30, 2009. During the nine months ended September 30, 2009, we recorded debt issuance costs of $5 million for fees and expenses incurred in connection with the $1.0 billion of 5.80% Senior Notes offering that was closed on May 26, 2009. See the section entitled “Overview of Liquidity, Financing and Share Capital Activities - Financing” for further details.

Interest on Long-Term Debt

The $19 million increase in interest expense for the three months ended September 30, 2009, and the $56 million increase in interest expense for the nine months ended September 30, 2009, compared to the corresponding periods of 2008, are primarily due to the $0.4 billion net increase in long-term debt at September 30, 2009 compared to September 30, 2008, including the impact of Derivatives and the full period impact for the payment of an aggregate of $1.0 billion in the third quarter of 2008 for the acquisition of spectrum licences.

The $0.4 billion net increase in our long-term debt at September 30, 2009, compared to September 30, 2008 was largely due to the payment of an aggregate $0.9 billion in the nine months ended September 30, 2009 for the purchase and cancellation of an aggregate of 30,340,800 Class B Non-Voting shares.

Operating Income

The increase in operating income in the three and nine months ended September 30, 2009, compared to the corresponding periods of 2008, reflects the growth in revenue and the reduction of expenses discussed above.  See the section entitled “Segment Review” for a detailed discussion of respective segment results.

Depreciation and Amortization Expense

The change in depreciation and amortization expense for the three months and nine months ended September 30, 2009, compared to the corresponding periods of 2008, primarily reflects changes in depreciation on PP&E.

Rogers Communications Inc.	20	Third Quarter 2009

Stock-based Compensation

A summary of stock-based compensation (recovery) expense is as follows:

	Stock-based Compensation Expense (Recovery) Included in Operating, General and Administrative Expenses
	Three months ended September 30,		Nine months ended September 30,
(In millions of dollars)	2009	2008	2009	2008

Wireless	$3	$(7)	$(5)	$(9)
Cable	-	(17)	(21)	(39)
Media	1	(11)	(13)	(22)
Corporate	2	(27)	(23)	(55)
	$6	$(62)	$(62)	$(125)

At September 30, 2009, we had a liability of $181 million, compared to a liability of $298 million at September 30, 2008, related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the three and nine months ended September 30, 2009, $8 million and $32 million, respectively, was paid to holders of stock options, restricted share units and deferred share units upon exercise using a cash settlement feature which we adopted for stock options in May 2007. In the three and nine months ended September 30, 2008, $5 million and $65 million, respectively, was paid to holders of stock options, restricted share units and deferred share units upon exercise using the cash settlement feature. The expense (recovery) in a given period is generally a function of the vesting of options and units and a true up to the liability associated with changes to the underlying stock price.

Integration and Restructuring Expenses

During the three and nine months ended September 30, 2009, we incurred $11 million and $52 million, respectively, of restructuring expenses related to i) severances resulting from the restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to improve our cost structure in light of the current economic conditions ($5 million and $26 million, respectively); ii) severances and restructuring expenses related to the outsourcing of certain information technology functions ($6 million and $21 million, respectively); iii) the integration of previously acquired businesses and related restructuring ($nil and $2 million, respectively); and iv), the closure of certain retail stores ($nil and $3 million, respectively).

As the Company continues to combine the Cable and Wireless businesses into a communications organization, further integration and restructuring expenses are expected in the fourth quarter of 2009.

Contract Termination Fee

During the three months ended September 30, 2009, the Blue Jays released a player from the remaining term of a contract, which resulted in a $12 million charge to operating profit.

Rogers Communications Inc.	21	Third Quarter 2009

Adjusted Operating Profit

As discussed above, the growth in Wireless and Cable’s adjusted operating profit for the three and nine months ended September 30, 2009 compared to the three and nine months ended September 30, 2008, was offset by the decrease in Media’s adjusted operating profit as a result of the decline in advertising and consumer discretionary retail sales. For discussions of the results of operations of each of these segments, refer to the respective segment sections above.

For the three months ended September 30, 2009, consolidated adjusted operating profit increased to $1,181 million, from $1,025 million in the corresponding period of the prior year.  Consolidated adjusted operating profit for the three months ended September 30, 2009 and September 30, 2008, respectively, excludes: (i) stock-based compensation (recovery) expense of $6 million and $(62) million; (ii) integration and restructuring expenses of $11 million and $2 million; and (iii) contract termination fee of $12 million and $nil.

For the nine months ended September 30, 2009, consolidated adjusted operating profit increased to $3,269 million, from $3,092 million in the corresponding period of the prior year.  Consolidated adjusted operating profit for the nine months ended September 30, 2009 and September 30, 2008, respectively, excludes: (i) stock-based compensation recovery of $62 million and $125 million; (ii) integration and restructuring expenses of $52 million and $10 million; (iii) contract termination fee of $12 million and $nil; and (iv) an adjustment of CRTC Part II fees related to prior periods of $31 million in the nine months ended September 30, 2008.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.

ADDITIONS TO PP&E

For details on the additions of PP&E for the Wireless, Cable and Media segments, refer to the section entitled “Segment Review”.

Corporate Additions to PP&E

The year-over-year increase in corporate additions to PP&E for the three and nine months ended September 30, 2009 primarily reflects approximately $41 million and $98 million, respectively, of spending on an enterprise-wide billing and business support system initiative.

OVERVIEW OF LIQUIDITY, FINANCING AND SHARE CAPITAL ACTIVITIES

Liquidity

Three Months Ended September 30, 2009

For the three months ended September 30, 2009, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, decreased to $857 million from $893 million in the corresponding period of 2008. The $36 million decrease is primarily the result of a $156 million increase in adjusted operating profit offset by a $61 million cash contribution to the Company’s pension plans to fund annuity purchases, a $19 million increase in interest expense and a $111 million increase in current income tax expense (all of which has been recorded to accounts payable and accrued liabilities).

Rogers Communications Inc.	22	Third Quarter 2009

Taking into account the changes in non-cash working capital items for the three months ended September 30, 2009, cash generated from operations was $1,219 million, compared to $886 million in the corresponding period of 2008. The cash generated from operations of $1,219 million, together with the receipt of $2 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options, resulted in total net funds of approximately $1,221 million generated or raised in the three months ended September 30, 2009.

Net funds used during the three months ended September 30, 2009 totalled approximately $1,122 million, the details of which include the following:

•	additions to PP&E of $459 million, net of $32 million of related changes in non-cash working capital;

•	the payment of quarterly dividends of $184 million on our Class A Voting and Class B Non-Voting shares;

•	the purchase for cancellation of 13,860,800 Class B Non-Voting shares for an aggregate purchase price of $408 million;

•	payments for program rights of $39 million;

•	repayments of capital leases of $1 million; and

•	acquisitions and other investments aggregating $31 million, including $25 million to acquire spectrum licences and $6 million of other investments.

Taking into account the cash and cash equivalents of $69 million at the beginning of the period and the net fund inflows described above, the cash and cash equivalents at September 30, 2009 were $168 million.

Nine Months Ended September 30, 2009

For the nine months ended September 30, 2009, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, decreased to $2,657 million from $2,705 million in the corresponding period of 2008. The $48 million decrease is primarily the result of a $177 million increase in adjusted operating profit offset by a $61 million cash contribution to the Company’s pension plans to fund annuity purchases, a $56 million increase in interest expense and a $109 million increase in current income tax expense (all of which has been recorded to accounts payable and accrued liabilities).

Taking into account the changes in non-cash working capital items for the nine months ended September 30, 2009, cash generated from operations was $2,783 million, compared to $2,454 million in the corresponding period of 2008. The cash generated from operations of $2,783 million, together with the receipt of $1.0 billion in gross proceeds from the issuance of public debt and $2 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options, resulted in total net funds of approximately $3,785 million generated or raised in the nine months ended September 30, 2009.

Rogers Communications Inc.	23	Third Quarter 2009

Net funds used during the nine months ended September 30, 2009 totalled approximately $3,598 million, the details of which include the following:

•	additions to PP&E of $1,375 million, including $91 million of related changes in non-cash working capital;

•	net repayments under our bank credit facility aggregating $585 million and capital leases aggregating $1 million;

•	the payment of dividends of $527 million on our Class A Voting and Class B Non-Voting shares;

•	the purchase for cancellation of 30,340,800 Class B Non-Voting shares for an aggregate purchase price of $917 million;

•	payments for program rights of $131 million; and

•
acquisitions and other investments aggregating $62 million, including $40 million to acquire spectrum licences, $11 million to acquire K-Rock and KIX Country, Kingston FM radio stations, and $11 million of other investments.

Taking into account the cash deficiency of $19 million at the beginning of the period and the net fund inflows described above, the cash and cash equivalents at September 30, 2009 were $168 million.

Financing

Our long-term debt instruments are described in Note 14 to the 2008 Annual Audited Consolidated Financial Statements and Note 6 to the Unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2009.

Three Months Ended September 30, 2009

At September 30, 2009, there were no advances outstanding under our $2.4 billion bank credit facility and the full amount is available to be drawn. No advances or repayments were made under the bank credit facility during the three months ended September 30, 2009.

Pension Plans’ Purchase of Annuities

During the three months ended September 30, 2009, the Company made a lump-sum contribution of $61 million to its pension plans, following which the pension plans purchased $172 million of annuities from insurance companies for all employees who had retired as of January 1, 2009.  The purchase of the annuities relieves the Company of primary responsibility for, and eliminates significant risk associated with, the accrued benefit obligation for the retired employees. As the Company’s fiscal year-end is three months after the measurement date for the pension plans, the non-cash settlement loss arising from this transaction of approximately $30 million will be recorded in the quarter ending December 31, 2009.

Rogers Communications Inc.	24	Third Quarter 2009

Redemption of Debt

The Company intends to redeem the entire outstanding principal amount of its US$400 million 8.00% Senior Subordinated Notes due 2012 on December 15, 2009 at the prescribed redemption price of 102% of the principal amount effective on that date.

Nine months Ended September 30, 2009

During the nine months ended September 30, 2009, an aggregate $585 million net repayment was made under our bank credit facility, leaving the full amount available to be drawn under our $2.4 billion bank credit facility.

On May 26, 2009 RCI issued in Canada $1.0 billion aggregate principal amount of 5.80% Senior Notes due 2016 (the “2016 Notes”). The 2016 Notes were issued at a discount of 99.767% to yield 5.84% per annum. RCI received net proceeds of $992.3 million from the issuance of the 2016 Notes after deducting the original issue discount of $2.3 million, agents’ fees of $3.7 million and other related expenses of $1.7 million. The 2016 Notes are unsecured and are guaranteed on an unsecured basis by each of Rogers Wireless Partnership and Rogers Cable Communications Inc. and rank pari passu with all of RCI’s other senior unsecured and unsubordinated notes and debentures.

In May 2009, at the same time as our announcement of an amendment to our normal course issuer bid (“NCIB”), we also announced that Rogers set a target leverage range for our capital structure of net debt to adjusted operating profit of 2.0 to 2.5 times.

Normal Course Issuer Bid

In February 2009, Rogers filed a NCIB authorizing us to repurchase up to the lesser of 15 million of our Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million. This NCIB, which expires on February 19, 2010, replaced a previously filed NCIB which expired in January 2009.

In May 2009, we amended the NCIB to provide that we may, during the twelve month period commencing February 20, 2009 and ending February 19, 2010, purchase on the TSX up to the lesser of 48 million of our Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion.

During the three and nine months ended September 30, 2009, RCI purchased an aggregate 13,860,800 and 30,340,800 Class B Non-Voting shares, respectively, for an aggregate purchase price of $408 million and $917 million, respectively. An aggregate 2,418,100 of these shares comprising $73 million of the aggregate purchase price were purchased and recorded in the third quarter but were settled in early October. Included in the aggregate number of Class B Non-Voting shares purchased for the nine months ended September 30, 2009, were 8,930,000 Class B Non-Voting shares which were purchased by RCI pursuant to private agreements between RCI and certain arm’s-length third party sellers for an aggregate purchase price of $246 million. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of Class B Non-Voting shares that RCI may purchase pursuant to the NCIB. The number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases will be determined by RCI considering market conditions, stock prices, its cash position, and other factors.

Rogers Communications Inc.	25	Third Quarter 2009

Credit Ratings Upgrades

In May 2009, Moody’s Investors Service upgraded the rating for RCI’s senior unsecured debt to Baa2 (from Baa3) and upgraded the rating for RCI’s senior subordinated debt to Baa3 (from Ba1).  Each of these ratings has a Stable outlook (from Positive).

In May 2009, Standard & Poor’s Ratings Services upgraded each of the following: the long-term corporate credit rating for RCI to BBB (from BBB-); the rating for RCI’s senior unsecured debt to BBB (from BBB-); and the rating for RCI’s senior subordinated debt to BBB- (from BB+). All of these ratings have a Stable outlook.

In May 2009, Fitch Ratings affirmed each of the following: the issuer default rating for RCI of BBB; the rating for RCI’s senior unsecured debt of BBB; and the rating for RCI’s senior subordinated debt of BBB-.  All of these ratings have a Stable outlook.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Derivatives, whether or not they qualify as hedges for accounting purposes, since all such Derivatives are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our Derivatives regardless of qualifications for accounting purposes as a hedge.

During the three and nine months ended September 30, 2009, there was no change in our U.S. dollar-denominated debt or in our Derivatives. On September 30, 2009, 93.3% of our U.S. dollar-denominated debt was hedged on an economic basis while 87.4% of our U.S. dollar-denominated debt was hedged on an accounting basis under Canadian GAAP.

Rogers Communications Inc.	26	Third Quarter 2009

Consolidated Hedged Position

(In millions of dollars, except percentages)	September 30, 2009			December 31, 2008

U.S. dollar-denominated long-term debt	US	$5,940		US	$5,940

Hedged with Derivatives	US	$5,540		US	$5,540

Hedged exchange rate		1.2043			1.2043

Percent hedged		93.3	%(1)		93.3%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$8,736		Cdn	$8,383
Total long-term debt at fixed rates	Cdn	$8,736		Cdn	$7,798
Percent of long-term debt fixed		100.0%			93.0%

Weighted average interest rate on long-term debt		7.45%			7.29%

(1)
Pursuant to the requirements for hedge accounting under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3865, Hedges, on September 30, 2009, RCI accounted for 93.5% of its Derivatives as hedges against designated U.S. dollar-denominated debt. As a result, 87.4% of U.S. dollar-denominated debt is hedged for accounting purposes versus 93.3% on an economic basis.

(2)	Long-term debt includes the effect of the Derivatives.

Mark-to-Market Value of Derivatives

In accordance with Canadian GAAP, we have recorded our Derivatives using an estimated credit-adjusted mark-to-market valuation which was determined by increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated credit default swap spread ("CDS Spread") for the relevant term and counterparty for each derivative. In the case of Derivatives accounted for as assets by Rogers (i.e. those Derivatives for which the counterparties owe Rogers), the CDS Spread for the bank counterparty was added to the risk-free discount rate to determine the estimated credit-adjusted value whereas, in the case of Derivatives accounted for as liabilities (i.e. those Derivatives for which Rogers owes the counterparties), Rogers' CDS Spread was added to the risk-free discount rate. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties.

The effect of estimating the credit-adjusted value of Derivatives at September 30, 2009 versus the unadjusted risk-free mark-to-market value of Derivatives is illustrated in the table below. As at September 30, 2009, the credit-adjusted estimated net liability value of Rogers’ Derivatives portfolio was $883 million, which is $12 million less than the unadjusted risk-free mark-to-market net liability value.

Rogers Communications Inc.	27	Third Quarter 2009

(In millions of dollars)	Derivatives in an asset position (A)	Derivatives in a liability position (B)	Net liability position (A + B)

Mark-to-market value - risk-free analysis	$172	$(1,067)	$(895)

Mark-to-market value - credit-adjusted estimate (carrying value)	$156	$(1,039)	$(883)

Difference	$16	$(28)	$(12)

Long-term Debt Plus Net Derivative Liabilities (Assets)

The aggregate of our long-term debt plus net derivative liabilities (assets) at the mark-to-market values using risk-free analysis (“the risk-free analytical value”) is used by us and many analysts to most closely represent the Company’s net debt-related obligations for valuation purposes, and is calculated as follows:

(In millions of dollars)	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008

Long-term debt(1)	$8,012	$8,551	$8,647	$8,507

Net derivative liabilities (assets) at the risk-free analytical value(1)	$895	$390	$(174)	$144

Total	$8,907	$8,941	$8,473	$8,651

(1)	Includes current and long-term portions.

We believe that the non-GAAP financial measure of long-term debt plus net derivative liabilities (assets) at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. It is also useful to investors and analysts in enabling them to analyze the enterprise and equity value of the Company and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations or financial position reported under Canadian and U.S. GAAP.

Outstanding Share Data

Set out below is our outstanding share data as at September 30, 2009.  Rogers announced on May 19, 2009 that it had increased its Class B Non-Voting share buy back program authorization from $300 million to the lesser of $1.5 billion or 48 million Class B shares during the twelve month period commencing February 20, 2009 and ending February 19, 2010. During the nine months ended September 30, 2009 Rogers had repurchased 30,340,800 Class B shares for cancellation for an aggregate total of approximately $917 million.

For additional information, refer to Note 18 of our 2008 Annual Audited Consolidated Financial Statements and the Unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2009.

Rogers Communications Inc.	28	Third Quarter 2009

September 30, 2009
Common Shares(1)

Class A Voting	112,462,014
Class B Non-Voting(2)	493,262,163

Options to purchase Class B Non-Voting shares

Outstanding options	15,167,989
Outstanding options exercisable	9,624,557

(1)
Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

(2)
The outstanding Class B Non-Voting shares recorded above reflects the cancellation of an aggregate 2,418,100 shares purchased pursuant to the NCIB during the three months ended September 30, 2009 but which settled in early October 2009.

Dividends and Other Payments on Equity Securities

The Company declared and paid the following dividends on each of its outstanding Class A Voting and Class B Non-Voting shares, as follows:

			Dividend	Dividends paid
Declaration date	Record date	Payment date	per share	(in millions)

November 1, 2007	December 12, 2008	January 1, 2008	$0.125	$80

February 21, 2008	March 6, 2008	April 1, 2008	$0.25	$160
April 29, 2008	May 13, 2008	July 2, 2008	$0.25	$160
August 19, 2008	September 3, 2008	October 1, 2008	$0.25	$159
October 28, 2008	November 25, 2008	January 2, 2009	$0.25	$159

February 17, 2009	March 6, 2009	April 1, 2009	$0.29	$184
April 29, 2009	May 15, 2009	July 2, 2009	$0.29	$184
August 20, 2009	September 9, 2009	October 1, 2009	$0.29	$177

On February 17, 2009, our Board of Directors adopted a dividend policy which increased the annualized dividend rate from $1.00 to $1.16 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.29 per share. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2008 Annual MD&A, and are further discussed in Notes 14, 15 and 23 of our 2008 Annual Audited Consolidated Financial Statements. There have been no significant changes to these material contractual obligations since December 31, 2008, except as follows:

•
In June 2009, we entered into an agreement to outsource certain information technology infrastructure functions. The agreement has a seven year term, resulting in committed expenditures of $632 million.

•	Changes to our bank credit facility balance and the issuance of long-term debt previously discussed in the “Overview of Liquidity, Financing and Share Capital Activities - Financing” section.

Rogers Communications Inc.	29	Third Quarter 2009

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2008 Annual MD&A. Significant developments regarding those regulations since our 2008 MD&A was published on February 18, 2009 are as follows:

Over-the-Air Television Station Licence Renewals

In March 2009, the CRTC issued Broadcasting Notice of Consultation 2009-70-1, which confirmed that fee-for-carriage (“FFC”) for local broadcasters will not be part of the April 2009 proceeding considering one-year licence renewal applications for private conventional television stations. FFC will be considered during the group-based renewal proceeding scheduled for the spring of 2010. In this Notice, the CRTC also asked for comments on whether the 1% of broadcasting distribution undertaking (“BDU”) gross revenues to be contributed to the Local Programming Improvement Fund (“LPIF”) to begin in September 2009 will provide sufficient support for local programming in non-metropolitan markets. Timing for the implementation of the new CRTC distant signal regime based on negotiations between broadcasters and distributors will also be addressed.

In late April 2009, the CRTC held a hearing to consider whether Private Canadian OTA Broadcasters (CTV, Global, Citytv and OMNI) should be relieved of any of their local or priority programming obligations over the 2009/10 broadcast year.  It also considered whether it should impose a 1:1 spending ratio on Canadian versus U.S. programming and whether it should increase the BDU contribution to the LPIF from the already-decided 1% level, effective September 2009.

In a May 2009 decision, the CRTC renewed Citytv licences for 1 year (expiring August 31, 2010) and as requested by Media, OMNI TV’s licences for 6 years (expiring August 31, 2015). It rejected applying a spending ratio for the 2009/10 broadcast year.

In a July 2009 decision on the other matters in the proceeding, the CRTC further decided to raise the LPIF contribution to 1.5% from 1% for one year at the current time. The CRTC also stated that it was “now of the view that a negotiated solution for compensation for the free market value of local conventional television signals is also appropriate” and announced a new proceeding with an oral hearing starting September 29, 2009. In that proceeding, it will consider imposing a requirement on BDUs to negotiate with the broadcasters a FFC using arbitration for settlement if a fee could not be successfully negotiated. The proceeding will consider tying a BDU’s continued carriage of the U.S. network signals (CBS, NBC, Fox, ABC and PBS) to a successfully negotiated fee. The proceeding will also establish the framework for a group-based licence renewal proceeding in 2010 which will consider group-based expenditures and exhibition requirements for Canadian content and the digital transition.

Rogers Communications Inc.	30	Third Quarter 2009

In August 2009, the CRTC rescheduled the Oral Hearing from September 29, 2009 to November 16, 2009. Where the CRTC had stated in its July 6 notice that it is of the view that compensation for local conventional television signals is appropriate, in the August 11 notice, the Commission stated that “the Commission will proceed with an examination de novo of the question of whether or not the Commission should put in place a regime for the establishment of fair value for local conventional television signals. On September 17, 2009, the Government of Canada issued an Order-in-Council through the Minister of Canadian Heritage and Official Languages requesting the CRTC to hold hearings and provide the government with “a report on the implications of implementing a compensation regime for the value of local television signals, more commonly known as fee-for-carriage (FFC).” In response to this order the Commission has scheduled another public process with an Oral Hearing commencing December 7, 2009 to seek wide input on a number of items identified in the Order-in-Council relevant to FFC. The Report to government and any decisions on these matters is expected before the end of the first quarter of 2010.

Parliamentary Committee on Canadian Heritage Hearings on Conventional Television

In March 2009, the House of Commons Standing Committee on Canadian Heritage initiated a study including hearings on the future of television in Canada and the impact of current economic conditions on local programming.  The issue of FFC for local broadcasters is an identified topic in the study.

In June 2009, the House of Commons Standing Committee on Canadian Heritage released its report.  The report did not contain a recommendation on FFC but did recommend that the LPIF go from 1% to 2.5% with 1% dedicated to the CBC/Radio Canada.  It also recommended the elimination of CRTC Part II broadcasting fees.  The government members on the Committee filed a dissenting opinion in which they recommended rejecting FFC in any form, whether through a CRTC-imposed fee or a CRTC-imposed negotiation with arbitration.  The report also recommended that broadcasters be permitted to engage in pharmaceutical advertising, which is currently prohibited.  The Minister of Canadian Heritage and Official Languages formally responded to the Report in October and identified the current process of updating the Copyright Act and the Order-in-Council requesting a report from the CRTC on the implications of FCC as the focus of the government’s ongoing initiatives regarding the future of television and local programming in Canada.

Consultation on the Renewal of Cellular and Personal Communications Services (“PCS”) Spectrum Licences

In March 2009, Industry Canada initiated a public consultation to discuss the renewal of cellular and PCS licences that expire on March 31, 2011. The decisions made as a result of this consultation will apply to cellular and PCS licences granted by any competitive process, including auctions.

Industry Canada is seeking comments on its proposal to renew licences and the licence conditions that would apply to new and renewed cellular and PCS licences, including issues such as licence terms, renewals and research and development. Industry Canada will also undertake a formal study to assess the current market value of these spectrum licences, and will launch a separate consultation later in 2009 that will seek comments on a proposed fee.

In addition, Industry Canada released a further consultation in April 2009, seeking comments on auction processes going forward. There is considerable overlap with the renewal consultation as issues such as research and development and licence terms will also be considered in that proceeding.

Rogers Communications Inc.	31	Third Quarter 2009

Consultation on Transition to Broadband Radio Service in the Band 2500-2696 MHz

In March 2009, Industry Canada announced a new consultation process to address issues related to the transition to BRS licensing in this band and the establishment of a firm transition date to allow for nation-wide implementation of a new band plan and mobile services. Industry Canada also announced that it will conduct a stakeholder proposal development process with existing licensees, including Rogers as holders of the Inukshuk spectrum, to identify band plan proposals that will be the subject of a future consultation. The future consultation will also consider the policy and licensing frameworks for the auction of available spectrum in this band.

New Media Proceeding

In June 2009, the CRTC released its decision on new media.  It decided to continue to exempt new media broadcasting undertakings from licensing. However, the CRTC ordered new media broadcasting undertakings (primarily websites tied to linear broadcast channels) to file annual reports on their revenues and expenses for the purpose of monitoring the growth of this activity.

The CRTC also rejected the notion of a tax on ISP revenues to fund Canadian ‘webisodes’. Based on conflicting legal opinions filed in the proceeding, the CRTC will refer to the Federal Court the question of whether an ISP, when it distributes broadcasting, is subject to the Broadcasting Act.

CRTC Part II Fees

In October 2009, the Minister of Canadian Heritage and Official Languages announced that a settlement had been reached between the Government of Canada and members of the broadcasting industry, including Cable and Media. Under the terms of the settlement, the government agreed to forgive the amounts otherwise owing to it from the industry under the Part II fee regime in November 2007, 2008 and 2009.  The industry had been accruing for these amounts but had not yet paid them given the CRTC's October 15, 2007 letter to all broadcast licensees stating it would not collect these fees until there was a final decision in the Part II fee litigation.  Industry-wide, this amounts to approximately $450 million.  In exchange, the Canadian Association of Broadcasters agreed to discontinue its court action against the Government of Canada.  On a going forward basis, the Government of Canada agreed to recommend to the CRTC that it amend the Part II fee regulation in order to cap the annual fee at $100 million per year (with indexed CPI increases annually) commencing in November 2010. Each broadcasting licensee will pay its share of the capped fee accordingly based on its percentage of revenue share across all broadcasting licensees. Although there is no assurance that the CRTC will amend its regulation and/or amend it prior to November 2010, the CRTC Chair has advocated publicly that the Part II fees should be eliminated. Management therefore believes the CRTC will act according to the Government's recommendation in a timely manner.

Third Party ISP Access to Cable Plant

In a proceeding initiated by Telecom Notice of Consultation 2009-261, the CRTC is examining requests from ISPs that the cable industry should be mandated to extend its current regulated Third Party Internet Access service to provide dedicated channels to third parties. An Oral Hearing is scheduled to begin on January 11, 2010. Any imposition of such a requirement would negatively impact Rogers’ network and service offerings. Rogers is opposing the ISP proposal.

Rogers Communications Inc.	32	Third Quarter 2009

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are discussed in our 2008 Annual MD&A, which was current as of February 18, 2009, and should be reviewed in conjunction with this interim quarterly MD&A.  Significant developments since that date are as follows:

Wireless Technologies

On October 5, 2009 Bell Canada and Telus each announced that their joint HSPA networks, overlaid on their code division multiple access/evolution data optimized (“CDMA/EVDO”) based wireless networks, will be launched in November 2009, which is earlier than originally announced. This is expected to enable these companies access to a wider selection of wireless devices, and to compete for HSPA roaming revenues which are expected to grow over time as HSPA becomes more widely deployed around the world, both of which will increase competition at Wireless.

Litigation Update

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers.  In September 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action.  As a national, "opt-in" class action, affected customers outside Saskatchewan would have to take specific steps to participate in the proceeding.  We applied for leave to appeal the certification decision to the Saskatchewan Court of Appeal.  That application was later adjourned pending the hearing of certain motions.  In December 2007, we brought a motion to stay the proceeding based on the arbitration clause in our wireless service agreements.  Our motion was granted in February 2008, and the Saskatchewan Court directed that its order in respect of the certification of the action would exclude from the class of plaintiffs those customers who are bound by an arbitration clause.  In April 2008, the Class Actions Act (Saskatchewan) was amended to authorize the certification of national, "opt-out" class actions.  In an "opt-out" class action, affected customers outside of Saskatchewan would automatically be part of the proceeding in that province.  As a consequence of the amendment, counsel for the plaintiffs brought a motion to amend the certification order previously granted by the Saskatchewan Court so as to certify a national, opt-out class action.  In May 2009, the Court refused to grant the requested relief and dismissed the plaintiffs' motion.  In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims against wireless carriers with respect to the system access fee and brought a motion to discontinue the first proceeding.  Together with the other defendants, we have brought a motion to strike the new proceeding on the basis that it is an abuse of process and are opposing the discontinuance of the first proceeding.  Our application for leave to appeal the 2007 certification decision remains adjourned pending the outcome of these motions.

Over-the-Air Television Station Licence Renewals

In Broadcasting Notice of Consultation 2009-411, the CRTC announced that it is “now of the view that a negotiated solution for compensation for the free market value of local conventional television signals is also appropriate.” In Broadcasting Notice of Consultation 2009-411-3 released on August 11, 2009, the CRTC announced that “the Commission will proceed with an examination de novo of the question of whether or not the Commission should put in place a regime for the establishment of fair value for local conventional television signals.” Any imposition of FCC will increase Rogers' costs. See the “Over-the-Air Television Station Licence Renewals” section under “Government Regulation and Regulatory Developments”.

Rogers Communications Inc.	33	Third Quarter 2009

Restrictions on the Use of Wireless Handsets While Driving may Reduce Subscriber Usage

In April 2009, the Ontario Legislature passed the bill prohibiting wireless handset usage while driving except with the use of Bluetooth or other hands-free devices. The implementation date is October 26, 2009, with a 3 month grace period during which warnings will be issued. In June 2009, Manitoba introduced and passed similar legislation. A date for implementation has not been set.  British Columbia and Prince Edward Island are also drafting legislation. Legislation banning the use of handheld devices while driving, except when used in conjunction with hands-free devices, already exists in the provinces of Quebec, New Brunswick, Nova Scotia and Newfoundland and Labrador.

Unbundled Local Loop Rates

In June 2009, Bell Canada and Bell Aliant filed tariff applications to increase the rates for their unbundled copper loops.  The proposed increases range from 25% to 100% according to location. Rogers leases unbundled loops from Bell Canada and Bell Aliant to provide both residential and business primary exchange services, mostly outside of the cable footprint in Ontario, Quebec and the Maritimes. Rogers is opposing these rate increases.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2008 Annual MD&A and this interim quarterly MD&A. These key performance indicators are not measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU;
•	Subscriber counts and subscriber churn;
•	Operating expenses;
•	Sales and marketing costs;
•	Operating profit;
•	Adjusted operating profit;
•	Adjusted operating profit margin;
•	Additions to PP&E; and
•	Long-term debt plus net derivative liabilities (assets).

We believe that the non-GAAP financial measure of long-term debt plus net derivative liabilities (assets) at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. This is also useful to investors and analysts in enabling them to analyze the enterprise and equity value of our business and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations and financial position reported under Canadian and U.S. GAAP.

Rogers Communications Inc.	34	Third Quarter 2009

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions with companies, the partners or senior officers of which are Directors of the Company. During the three and nine months ended September 30, 2009, total amounts paid by us to these related parties, directly or indirectly, were $9 million and $23 million, respectively, compared to $2 million and $4 million for the three and nine months ended September 30, 2008, respectively. The increase relates primarily to a printing contract awarded in a competitive tendering process to a company of which one of the Directors is a senior officer.

We have entered into certain transactions with our controlling shareholder and companies controlled by our controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee, or if material, by the Board of Directors following the recommendation of a specially constituted independent committee. Total amounts received from these related parties, during the nine months ended September 30, 2009 and September 30, 2008 were approximately $0.8 million and $0.5 million, respectively.

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties, and are reviewed by the Audit Committee.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2008 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2008 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three and nine months ended September 30, 2009, there are no changes to the critical accounting policies and estimates of Wireless, Cable and Media from those found in our 2008 Annual MD&A.

NEW ACCOUNTING STANDARDS

Goodwill and Intangible Assets

In 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets (“CICA 3064”). CICA 3064, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of IAS 38, Intangible Assets. This new standard is effective for our Interim and Annual Consolidated Financial Statements commencing January 1, 2009 and was applied retrospectively, with restatement of prior periods. The adoption of CICA 3064 resulted in a $16 million decrease in long-term other assets relating to deferred commissions and pre-operating costs, and an $11 million decrease in retained earnings at January 1, 2008, net of income taxes of $5 million and had no material impact on previously reported net income in 2008.

Recent Accounting Pronouncements

Financial Instruments - Disclosures

In June 2009, the CICA amended Section 3862, “Financial Instruments - Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly.  Level 3 valuations are based on inputs that are not based on observable market data.  The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009.

Rogers Communications Inc.	35	Third Quarter 2009

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that significantly affects financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Our first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Starting in the first quarter of 2011, we will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The table below illustrates key elements of our conversion plan, our major milestones and current status.  Our conversion plan is organized in phases over time and by area.  We have completed all activities to date per our detailed project plan and expect to meet all milestones through to completion of the conversion to IFRS. During the quarter, we have continued implementing the changes to our systems and processes required for implementation and expect all changes to be complete in time for our parallel run in 2010.

We have allocated sufficient resources to our conversion project, which include certain full-time employees in addition to contributions by other employees on a part-time or as needed basis. We have completed the delivery of training to all employees with responsibilities in the conversion process. Training for all other employees who will be impacted by our conversion to IFRS is underway. Our training efforts have focused on updating those individuals whose roles and responsibilities are directly impacted by the changes being implemented and providing general training to employees on the impacts transition to IFRS will have on the Company.

Although our IFRS accounting policies have been approved by senior management and the Audit Committee, such approval is contingent upon the realization of our expectations regarding the IFRS standards that will be effective at the time of transition.  Consequently, we are unable to make a final determination of the full impact of conversion until all of the IFRS standards applicable at the conversion date are known.  As we determine significant impacts on our financial reporting, including on our key performance indicators, systems and processes, and other areas of our business, we intend to disclose such impacts in our future MD&As.

Rogers Communications Inc.	36	Third Quarter 2009

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standard Board (“IASB”) will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

Activity	Milestones	Status
Financial reporting:
•    Assessment of accounting and reporting differences.
•    Selection of IFRS accounting policies and IFRS 1 elections.
•    Development of IFRS financial statement format, including disclosures.
•    Quantification of effects of conversion.

Senior management and Audit Committee sign-off for policy recommendations and IFRS 1 elections during 2009.

Senior management and Audit Committee sign-off on financial statement format during 2010.

Final quantification of conversion effects on 2010 comparative period by Q1 2011.

Senior management and Audit Committee preliminary approval obtained for IFRS accounting policies and IFRS 1 elections.

Monitoring of impacts on policy recommendations of new or amended IFRS standards issued ongoing.

Development of IFRS financial statement format and disclosures underway.

Systems and processes:
•    Assessment of impact of changes on systems and processes.
•    Implementation of any system and process design changes including training appropriate personnel.
•    Documentation and testing of internal controls over new systems and processes.
	Systems, process and internal control changes implemented and training complete in time for parallel run in 2010. Testing of internal controls for 2010 comparatives completed by Q1 2011.	Analysis of potential design solutions completed. Implementation of system and process design changes, and training are underway.
Business:
•    Assessment of impacts on all areas of the business, including contractual arrangements and implement changes as necessary.
•    Communicate conversion plan and progress internally and externally.
	Contracts updated/ renegotiated by end of 2010. Communication at all levels throughout the conversion process.	Preliminary assessment of impacts on other areas of the business completed. Communication is ongoing. Training for employees on expected impacts underway.

Set out below are the key areas where changes in accounting policies are expected that may impact our consolidated financial statements. The list and comments should not be regarded as a complete list of changes that will result from transition to IFRS and are intended to highlight those areas we believe to be most significant.  Furthermore, the IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company's consolidated financial statements.  Consequently, our analysis of changes and policy decisions have been made based on our expectations regarding the accounting standards that we anticipate will be effective at the time of transition. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. At this stage, we are not able to reliably quantify the impacts expected on our consolidated financial statements for these differences. See the section entitled “Caution Regarding Forward-Looking Statements, Risk and Assumptions”.

Rogers Communications Inc.	37	Third Quarter 2009

Share-Based Payments

IFRS 2, Share-Based Payments, requires that cash-settled share-based payments to employees be measured (both initially and at each reporting date) based on fair values of the awards. Canadian GAAP requires that such payments be measured based on intrinsic values of the awards. This difference is expected to impact the accounting measurement of our stock-based payments, including our stock options, restricted share units and deferred share units.

Employee Benefits

IAS 19, Employee Benefits, requires the past service cost element of defined benefit plans be expensed on an accelerated basis, with vested past service costs expensed immediately and unvested past service costs recognized on a straight-line basis until the benefits become vested. Under Canadian GAAP, past service costs are generally amortized on a straight-line basis over the average remaining service period of active employees expected under the plan.

In addition, IAS 19 requires an entity to make an accounting policy choice regarding the treatment of actuarial gains and losses.  The Company intends to adopt the option allowing the immediate recognition of actuarial gains and losses directly in equity with no impact on profit or loss.

Borrowing Costs

IAS 23, Borrowing Costs, requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset.  Under Canadian GAAP, we have made an accounting policy choice to expense these costs as incurred.

Joint Ventures

The IASB is currently considering Exposure Draft 9, Joint Arrangements (“ED 9”), that is intended to modify IAS 31, Interests in Joint Ventures (“IAS 31”). The IASB has indicated that it expects to issue a new standard to replace IAS 31 in 2009. Currently, under Canadian GAAP, we proportionately account for interests in joint ventures. ED 9 proposes to eliminate the option to proportionately consolidate such interests that exists in IAS 31, and require an entity to recognize its interest in a joint venture, using the equity method.  Therefore, we are expecting to use the equity method to account for such interests on transition.

Financial Instruments: Transaction Costs

IAS 39, Financial Instruments: Recognition and Measurement requires that transaction costs incurred upon initial acquisition of a financial instrument be deferred and amortized into profit and loss over the life of the instrument.  Currently, we recognize these costs immediately in net income.

Customer Loyalty Programs

Canadian GAAP does not provide specific guidance on accounting for customer loyalty programs. We have adopted a liability approach for our customer loyalty program offered to Fido subscribers. The current policy is to classify the liability for loyalty points as an accrued liability on the balance sheet and to record the net cost of the program in equipment revenue.  The liability is initially recorded at the face value of the loyalty awards granted and subsequently adjusted based on redemption rates. Upon transition to IFRS, the Company will be required to apply IFRIC 13 Customer Loyalty Programmes (“IFRIC 13”), which requires a revenue approach in accounting for the loyalty programs.  Consequently, we will be required to defer a portion of the revenue for the initial sales transaction in which the awards are granted based on the fair value of the awards granted.  The application of IFRIC 13 is expected to result in a reclassification of revenue between the Network and Equipment categories as well as a reclassification on the balance sheet for the deferred revenue balance from Accrued Liabilities to Unearned Revenue.

Rogers Communications Inc.	38	Third Quarter 2009

Impairment of Assets

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values. International Accounting Standard (IAS) 36, Impairment of Assets (“IAS 36”), uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). The difference in methodologies may potentially result in additional asset impairments upon transition to IFRS.

Additionally, under Canadian GAAP assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes.  IFRS requires that assets be tested for impairment at the level of cash generating units, which is the lowest level of assets that generate largely independent cash inflows.  This lower level grouping could result in identification of impairment more frequently under IFRS, but of potentially smaller amounts.

However, with the exception of goodwill, new write-downs may potentially be offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed. Canadian GAAP prohibits reversal of impairment losses.

First-Time Adoption of International Financial Reporting Standards

Our adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS.  IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. The following are the significant optional exemptions available under IFRS 1 that we expect to apply in preparing our first financial statements under IFRS.

Business Combinations	We expect to elect to not restate any Business Combinations that have occurred prior to January 1, 2010.
Borrowing Costs	We expect to elect to apply the requirements of IAS 23 Borrowing Costs prospectively from January 1, 2010.
Employee Benefits	We expect to elect to recognize any actuarial gains/losses as at January 1, 2010 in retained earnings.

 The information above is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

Rogers Communications Inc.	39	Third Quarter 2009

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting during the third quarter of 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Each of Wireless, Cable and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable and Media segments, please refer to our 2008 Annual MD&A.

2009 GUIDANCE

We have no revisions to the 2009 annual financial and operating guidance ranges which we provided on February 18, 2009 and updated on July 28, 2009. The reversal of previously accrued CRTC Part II fees during the fourth quarter of 2009 is not expected to have a significant impact on 2009 adjusted operating profit, as approximately 80% of these amounts relate to prior periods and therefore are excluded from 2009 adjusted operating profit. See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions”.

Rogers Communications Inc.	40	Third Quarter 2009

SUPPLEMENTARY INFORMATION
Calculations of Wireless Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended September 30,		Nine months ended September 30,
except ARPU figures and adjusted operating profit margin)	2009	2008	2009	2008

Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$1,562	$1,459	$4,424	$4,130
Divided by: average postpaid wireless voice and data subscribers	6,780	6,187	6,635	6,070
Divided by: 3 months for the quarter and 9 months for the year-to-date	3	3	9	9
	$76.79	$78.60	$74.08	$75.60

Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$83	$78	$223	$215
Divided by: average prepaid subscribers	1,472	1,426	1,471	1,413
Divided by: 3 months for the quarter and 9 months for the year-to-date	3	3	9	9
	$18.80	$18.23	$16.84	$16.91

Blended ARPU (monthly)
Voice and data revenue	$1,645	$1,537	$4,647	$4,345
Divided by: average wireless voice and data subscribers	8,252	7,613	8,106	7,483
Divided by: 3 months for the quarter and 9 months for the year-to-date	3	3	9	9
	$66.45	$67.30	$63.70	$64.52

Adjusted operating profit margin
Adjusted operating profit	$846	$693	$2,298	$2,167
Divided by: network revenue	1,645	1,537	4,647	4,345
Adjusted operating profit margin	51.4%	45.1%	49.5%	49.9%

SUPPLEMENTARY INFORMATION
Calculations of Cable Non-GAAP Measures

	Three months ended September 30,		Nine months ended September 30,
(In millions of dollars, except adjusted operating profit margin)	2009	2008	2009	2008

Cable Operations adjusted operating profit margin:
Adjusted operating profit	$325	$302	$962	$873
Divided by revenue	773	724	2,279	2,137
Cable Operations adjusted operating profit margin	42.0%	41.7%	42.2%	40.9%

RBS adjusted operating profit margin:
Adjusted operating profit	$8	$12	$30	$45
Divided by revenue	126	131	379	394
RBS adjusted operating profit margin	6.3%	9.2%	7.9%	11.4%

Rogers Communications Inc.	41	Third Quarter 2009

SUPPLEMENTARY INFORMATION
Calculation of Adjusted Operating Profit, Net Income and Earnings Per Share

	Three months ended September 30,		Nine months ended September 30,
(In millions of dollars, number of shares outstanding in millions)	2009	2008	2009	2008

Operating profit	$1,152	$1,085	$3,267	$3,176
Add (deduct):
Stock-based compensation expense (recovery)	6	(62)	(62)	(125)
Adjustment for CRTC Part II fees decision	-	-	-	31
Integration and restructuring expenses	11	2	52	10
Contract termination fee	12	-	12	-
Adjusted operating profit	$1,181	$1,025	$3,269	$3,092

Net income	$485	$495	$1,168	$1,140
Add (deduct):
Stock-based compensation expense (recovery)	6	(62)	(62)	(125)
Adjustment for CRTC Part II fees decision	-	-	-	31
Integration and restructuring expenses	11	2	52	10
Contract termination fee	12	-	12	-
Debt issuance costs	-	16	5	16
Income tax impact	(9)	14	(2)	24
Adjusted net income	$505	$465	$1,173	$1,096

Adjusted basic and diluted earnings per share:
Adjusted net income	$505	$465	$1,173	$1,096
Divided by: weighted average number of shares outstanding	616	637	627	639
Adjusted basic and diluted earnings per share	$0.82	$0.73	$1.87	$1.72

Rogers Communications Inc.	42	Third Quarter 2009

SUPPLEMENTARY INFORMATION
Quarterly Consolidated Financial Summary

	2009			2008				2007
(In millions of dollars,
except per share amounts)	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4

Income Statement
Operating Revenue
Wireless	$1,544	$1,616	$1,760	$1,431	$1,522	$1,727	$1,655	$1,466
Cable	968	972	989	925	938	961	985	923
Media	284	366	364	307	409	386	394	364
Corporate and eliminations	(49)	(63)	(77)	(54)	(66)	(92)	(93)	(66)
	2,747	2,891	3,036	2,609	2,803	2,982	2,941	2,687

Operating profit (loss) before the undernoted
Wireless	710	742	846	705	769	693	639	658
Cable	324	332	329	303	304	318	313	265
Media	(10)	37	36	2	52	43	46	63
Corporate and eliminations	(19)	(28)	(30)	(26)	(36)	(29)	(30)	(29)
	1,005	1,083	1,181	984	1,089	1,025	968	957
Stock-based compensation recovery (expense)(1)	81	(13)	(6)	116	(53)	62	(25)	(4)
Integration and restructuring expenses(2)	(4)	(37)	(11)	(5)	(3)	(2)	(41)	(17)
Adjustment for CRTC Part II fees decision(3)	-	-	-	-	(37)	-	-	-
Contract renegotiation fee(6)	-	-	-	-	-	-	-	(52)
Contract termination fee(7)	-	-	(12)	-	-	-	-	-
Operating profit(4)	1,082	1,033	1,152	1,095	996	1,085	902	884
Depreciation and amortization	444	446	416	440	420	429	471	408
Impairment losses on goodwill, intangible assets and other long-term assets(5)	-	-	-	-	-	-	294	-
Operating income	638	587	736	655	576	656	137	476
Interest on long-term debt	(152)	(156)	(166)	(138)	(133)	(147)	(157)	(138)
Debt issuance costs	-	(5)	-	-	-	(16)	-	-
Other income (expense)	(17)	73	44	(3)	11	16	(31)	-
Income tax expense	(160)	(125)	(129)	(170)	(153)	(14)	(87)	(84)
Net income (loss) for the period	$309	$374	$485	$344	$301	$495	$(138)	$254

Net income (loss) per share:
Basic	$0.49	$0.59	$0.79	$0.54	$0.47	$0.78	$(0.22)	$0.40
Diluted	$0.49	$0.59	$0.79	$0.54	$0.47	$0.78	$(0.22)	$0.40

Additions to property, plant and equipment(4)	$359	$434	$491	$321	$481	$436	$783	$624

(1)	See the section entitled “Stock-based Compensation.”
(2)
Costs incurred relate to severances resulting from the restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to improve our cost structure in light of the current economic conditions, severances and restructuring expenses related to the outsourcing of certain information technology functions, the integration of Call-Net, Futureway and Aurora Cable, the restructuring of RBS, and the closure of certain Rogers Retail stores.

(3)	Related to an adjustment in 2008 of CRTC Part II fees related to prior periods.
(4)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(5)
In the fourth quarter of 2008, we determined that the fair value of the conventional television business of Media was lower than its carrying value. This primarily resulted from weakening industry expectations and declines in advertising revenues amidst the slowing economy. As a result, we recorded an aggregate non-cash impairment charge of $294 million with the following components: $154 million related to goodwill, $75 million related to broadcast licences and $65 million related to intangible assets and other long-term assets.

(6)	One-time charge resulting from the renegotiation of an Internet-related services agreement with Yahoo!.
(7)	Relates to the termination of a Blue Jays player contract prior to the end of the contact term.

Rogers Communications Inc.	43	Third Quarter 2009

SUPPLEMENTARY INFORMATION
Adjusted Quarterly Consolidated Financial Summary(1)

	2009			2008				2007
(In millions of dollars,
except per share amounts)	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4

Income Statement
Operating Revenue
Wireless	$1,544	$1,616	$1,760	$1,431	$1,522	$1,727	$1,655	$1,466
Cable	968	972	989	925	938	961	985	923
Media	284	366	364	307	409	386	394	364
Corporate and eliminations	(49)	(63)	(77)	(54)	(66)	(92)	(93)	(66)
	2,747	2,891	3,036	2,609	2,803	2,982	2,941	2,687

Adjusted operating profit (loss)(2)
Wireless	710	742	846	705	769	693	639	658
Cable	324	332	329	303	304	318	313	265
Media	(10)	37	36	2	52	43	46	63
Corporate and eliminations	(19)	(28)	(30)	(26)	(36)	(29)	(30)	(29)
	1,005	1,083	1,181	984	1,089	1,025	968	957
Depreciation and amortization	444	446	416	440	420	429	471	408
Adjusted operating income	561	637	765	544	669	596	497	549
Interest on long-term debt	(152)	(156)	(166)	(138)	(133)	(147)	(157)	(138)
Other income (expense)	(17)	73	44	(3)	11	16	(31)	-
Income tax expense	(136)	(142)	(138)	(133)	(183)	-	(145)	(109)
Adjusted net income for the period	$256	$412	$505	$270	$364	$465	$164	$302

Adjusted net income per share:
Basic	$0.40	$0.65	$0.82	$0.42	$0.57	$0.73	$0.26	$0.47
Diluted	$0.40	$0.65	$0.82	$0.42	$0.57	$0.73	$0.26	$0.47

Additions to property, plant and equipment(2)	$359	$434	$491	$321	$481	$436	$783	$624

(1)
This quarterly summary has been adjusted to exclude stock-based compensation (recovery) expense, integration and restructuring expenses, contract termination fee, adjustments to CRTC Part II fees related to prior periods, debt issuance costs and the income tax impact related to the above items. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	44	Third Quarter 2009

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this MD&A. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions that we believe to be reasonable at the time including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments”, and also the sections entitled “Risks and Uncertainties Affecting our Businesses” and “Government Regulation and Regulatory Developments” in our 2008 Annual MD&A.

Rogers Communications Inc.	45	Third Quarter 2009

Additional Information

Additional information relating to our company and business, including our 2008 Annual MD&A and 2008 Annual Information Form, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

About the Company

We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Rogers Wireless, Canada's largest wireless provider and the operator of the country's only national GSM and HSPA based network. Through Rogers Cable we are one of Canada's largest providers of cable television services as well as high-speed Internet access, telephony services and video retailing. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.a and RCI.b) and on the New York Stock Exchange (NYSE: RCI).

For further information about the Rogers group of companies, please visit www.rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contacts

Wireless and Cable: Terrie Tweddle, 416.935.4727, terrie.tweddle@rci.rogers.com
Media and Regulatory: Jan Innes, 416.935.3525, jan.innes@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 8:30 a.m. ET today, October 27, 2009. A rebroadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the conference call.

# # #

Rogers Communications Inc.	46	Third Quarter 2009

Unaudited Interim Consolidated Financial Statements of

Rogers Communications Inc.

Three and nine months ended September 30, 2009 and 2008

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Income
(In millions of dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Operating revenue	$3,036	$2,982	$8,674	$8,394
Operating expenses:
Cost of sales	345	442	983	895
Sales and marketing	300	343	877	953
Operating, general and administrative	1,228	1,110	3,495	3,360
Integration and restructuring (note 4)	11	2	52	10
Depreciation and amortization	416	429	1,306	1,289
Operating income	736	656	1,961	1,887
Interest on long-term debt	(166)	(147)	(474)	(418)
Debt issuance costs (note 6)	–	(16)	(5)	(16)
Foreign exchange gain (loss)	72	(16)	123	(22)
Change in fair value of derivative instruments	(27)	20	(28)	21
Other income (expense), net	(1)	12	5	25
Income before income taxes	614	509	1,582	1,477
Income tax expense:
Current	112	1	111	2
Future	17	13	303	335
	129	14	414	337

Net income for the period	$485	$495	$1,168	$1,140

Net income per share (note 5):
Basic and diluted	$0.79	$0.78	$1.86	$1.79

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Balance Sheets
(In millions of dollars)

	September 30,	December 31,
	2009	2008
		(Restated,
		note 1(a))
Assets

Current assets:
Cash and cash equivalents	$168	$–
Accounts receivable	1,240	1,403
Other current assets	438	442
Current portion of derivative instruments (note 10)	7	–
Future income tax assets	171	451
	2,024	2,296

Property, plant and equipment	8,032	7,898
Goodwill	3,019	3,024
Intangible assets	2,670	2,761
Investments	333	343
Derivative instruments (note 10)	149	507
Other long-term assets	332	253

	$16,559	$17,082

Liabilities and Shareholders' Equity

Current liabilities:
Bank advances, arising from outstanding cheques	$–	$19
Accounts payable and accrued liabilities	2,198	2,412
Current portion of long-term debt (note 6)	430	1
Current portion of derivative instruments (note 10)	69	45
Unearned revenue	265	239
	2,962	2,716

Long-term debt (note 6)	7,582	8,506
Derivative instruments (note 10)	970	616
Other long-term liabilities	154	184
Future income tax liabilities	361	344
	12,029	12,366

Shareholders' equity (note 8)	4,530	4,716

	$16,559	$17,082

Commitments (note 12)
Contingencies (note 13)
Subsequent event (note 14)

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Shareholders' Equity
(In millions of dollars)

Nine months ended September 30, 2009

	Class A Voting		Class B Non-Voting				Accumulated
	shares		shares				other	Total
		Number		Number	Contributed	Retained	comprehensive	shareholders'
Amount		of shares	Amount	of shares	surplus	earnings	income	equity
		(000s)		(000s)		(Restated,		(Restated,
						note 1(a))		note 1(a))

Balances, December 31, 2008	$72	112,462	$488	523,430	$3,560	$702	$(95)	$4,727
Change in accounting policy related to goodwill and intangible assets (note 1(a))	–	–	–	–	–	(11)	–	(11)

As restated, January 1, 2009	72	112,462	488	523,430	3,560	691	(95)	4,716
Net income for the period	–	–	–	–	–	1,168	–	1,168
Shares issued on exercise of stock options	–	–	5	173	–	–	–	5
Dividends declared	–	–	–	–	–	(545)	–	(545)
Repurchase of Class B Non-Voting shares (note 8)	–	–	(28)	(30,341)	(857)	(32)	–	(917)
Other comprehensive income	–	–	–	–	–	–	103	103

Balances, September 30, 2009	$72	112,462	$465	493,262	$2,703	$1,282	$8	$4,530

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Shareholders' Equity (continued)
(In millions of dollars)

Nine months ended September 30, 2008

	Class A Voting		Class B Non-Voting				Accumulated
	shares		shares				other	Total
		Number		Number	Contributed	Retained	comprehensive	shareholders'
	Amount	of shares	Amount	of shares	surplus	earnings	income	equity
		(000s)		(000s)		(Restated,		(Restated,
						note 1(a))		note 1(a))

Balances, January 1, 2008	$72	112,462	$471	527,005	$3,689	$342	$50	$4,624
Change in accounting policy related to goodwill and intangible assets (note 1(a))	–	–	–	–	–	(11)	–	(11)

As restated, January 1, 2008	72	112,462	471	527,005	3,689	331	50	4,613
Net income for the period	–	–	–	–	–	1,140	–	1,140
Shares issued on exercise of stock options	–	–	12	275	–	–	–	12
Dividends declared	–	–	–	–	–	(478)	–	(478)
Repurchase of Class B Non-Voting shares	–	–	(4)	(4,077)	(129)	(4)	–	(137)
Other comprehensive income	–	–	–	–	–	–	15	15

Balances, September 30, 2008	$72	112,462	$479	523,203	$3,560	$989	$65	$5,165

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income
(In millions of dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Net income for the period	$485	$495	$1,168	$1,140

Other comprehensive income (loss):
Change in fair value of available-for-sale investments:
Increase (decrease) in fair value	26	19	(25)	(86)

Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	(477)	300	(710)	292
Reclassification to net income of foreign exchange gain (loss)	469	(222)	791	(350)
Reclassification to net income of accrued interest	22	30	39	100
	14	108	120	42

Other comprehensive income (loss) before income taxes	40	127	95	(44)
Related income taxes	10	33	8	59
	50	160	103	15

Total comprehensive income	$535	$655	$1,271	$1,155

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows
(In millions of dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Cash provided by (used in):

Operating activities:
Net income for the period	$485	$495	$1,168	$1,140
Adjustments to reconcile net income for the period to cash flows from operating activities:
Depreciation and amortization	416	429	1,306	1,289
Program rights and Rogers Retail rental amortization	42	31	119	103
Future income taxes	17	13	303	335
Unrealized foreign exchange loss (gain)	(67)	12	(114)	12
Change in the value of derivative instruments	27	(20)	28	(21)
Pension contributions, net of expense	(73)	(4)	(92)	(13)
Stock-based compensation expense (recovery)	6	(62)	(62)	(125)
Amortization of fair value increment on long-term debt	(1)	(1)	(4)	(4)
Other	5	–	5	(11)
	857	893	2,657	2,705

Change in non-cash operating working capital items	362	(7)	126	(251)
	1,219	886	2,783	2,454

Investing activities:
Additions to property, plant and equipment ("PP&E")	(491)	(436)	(1,284)	(1,238)
Change in non-cash working capital items related to PP&E	32	(53)	(91)	(107)
Acquisition of spectrum licences	(25)	(1,008)	(40)	(1,008)
Acquisitions, net of cash and cash equivalents acquired	(5)	(44)	(16)	(191)
Additions to program rights	(39)	(17)	(131)	(95)
Other	(1)	(7)	(6)	–
	(529)	(1,565)	(1,568)	(2,639)

Financing activities:
Issuance of long-term debt	–	3,019	1,825	3,799
Repayment of long-term debt	(1)	(1,700)	(1,411)	(2,680)
Payment on re-couponing of cross- currency interest rate exchange agreements	–	(375)	–	(375)
Repurchase of Class B Non-Voting shares	(408)	(97)	(917)	(137)
Issuance of capital stock on exercise of stock options	2	–	2	2
Dividends paid	(184)	(160)	(527)	(400)
	(591)	687	(1,028)	209

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows (continued)
(In millions of dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Increase in cash and cash equivalents	99	8	187	24

Cash and cash equivalents (deficiency), beginning of period	69	(45)	(19)	(61)

Cash and cash equivalents (deficiency), end of period	$168	$(37)	$168	$(37)

Supplemental cash flow information:
Income taxes paid	$1	$1	$1	$1
Interest paid	147	97	454	370

The change in non-cash operating working capital items is as follows:
Decrease (increase) in accounts receivable	$(57)	$(134)	$165	$(74)
Decrease (increase) in other assets	27	45	16	(71)
Increase (decrease) in accounts payable and accrued liabilities	407	103	(80)	(105)
Increase (decrease) in unearned revenue	(15)	(21)	25	(1)

	$362	$(7)	$126	$(251)

Cash and cash equivalents (deficiency) is defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

1.	Basis of presentation and accounting policies:

These unaudited interim consolidated financial statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively the "Company").  The notes presented in these unaudited interim consolidated financial statements include only significant changes and transactions occurring since the Company's last year end, and are not fully inclusive of all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2008 (the "2008 financial statements").  The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.

Certain of the prior year comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the 2008 financial statements except for the adoption of new accounting policies described below.

(a)	Goodwill and intangible assets:

In 2008, The Canadian Institute of Chartered Accountants' ("CICA") issued Handbook Section 3064, Goodwill and Intangible Assets ("CICA 3064").  CICA 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard is effective for the Company's interim and annual consolidated financial statements commencing January 1, 2009 and was applied retrospectively, with restatement of prior periods.  The adoption of CICA 3064 resulted in a $16 million decrease in other long-term assets relating to deferred commissions and pre-operating costs, and an $11 million decrease in retained earnings at January 1, 2008, net of income taxes of $5 million and had no material impact on previously reported net income in 2008.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

1.	Basis of presentation and accounting policies (continued):

(b)	Recent accounting pronouncements:

(i)	Financial Instruments - Disclosures:

In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly.  Level 3 valuations are based on inputs that are not based on observable market data.  The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009.  The Company is assessing the impact of these amendments on its consolidated financial statements.

(ii)	International Financial Reporting Standards ("IFRS"):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011.  The Company's first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

1.	Basis of presentation and accounting policies (continued):

The Company has completed a preliminary assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP, however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements.  As this assessment is finalized, the Company intends to disclose such impacts in its future consolidated financial statements.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date.  The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company's consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

2.	Segmented information:

All of the Company's reportable segments are substantially in Canada.  Information by reportable segment is as follows:

	Three months ended September 30, 2009					Three months ended September 30, 2008
	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals

Operating revenue	$1,760	$989	$364	$(77)	$3,036	$1,727	$961	$386	$(92)	$2,982
Operating expenses:
Cost of sales	272	47	43	(17)	345	378	49	43	(28)	442
Sales and marketing	155	113	50	(18)	300	186	117	70	(30)	343
Operating, general and administrative*	487	500	235	(12)	1,210	470	477	230	(5)	1,172
	846	329	36	(30)	1,181	693	318	43	(29)	1,025
Integration and restructuring	5	6	–	–	11	–	2	–	–	2
Stock-based compensation expense (recovery)*	3	–	1	2	6	(7)	(17)	(11)	(27)	(62)
Contract termination fee*	–	–	12	–	12	–	–	–	–	–
	838	323	23	(32)	1,152	700	333	54	(2)	1,085
Depreciation and amortization	169	197	14	36	416	145	200	18	66	429

Operating income (loss)	$669	$126	$9	$(68)	736	$555	$133	$36	$(68)	656

Interest on long-term debt					(166)					(147)
Debt issuance costs					–					(16)
Foreign exchange gain (loss)					72					(16)
Change in fair value of derivative instruments					(27)					20
Other income (expense), net					(1)					12
Income before income taxes					$614					$509
Additions to PP&E	$221	$193	$11	$66	$491	$205	$203	$11	$17	$436

         *Included with operating, general and administrative expenses in consolidated statements of income.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

2.	Segmented information (continued):

	Nine months ended September 30, 2009					Nine months ended September 30, 2008
	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals

Operating revenue	$4,920	$2,929	$1,014	$(189)	$8,674	$4,680	$2,824	$1,102	$(212)	$8,394

Operating expenses:
Cost of sales	751	140	116	(24)	983	679	138	129	(51)	895
Sales and marketing	444	334	153	(54)	877	477	351	190	(65)	953
Operating, general and administrative*	1,427	1,470	682	(34)	3,545	1,357	1,415	687	(5)	3,454
	2,298	985	63	(77)	3,269	2,167	920	96	(91)	3,092
Integration and restructuring	14	17	21	–	52	–	10	–	–	10
Stock-based compensation recovery*	(5)	(21)	(13)	(23)	(62)	(9)	(39)	(22)	(55)	(125)
Adjustment for CRTC Part II fees decision*	–	–	–	–	–	–	25	6	–	31
Contract termination fee*	–	–	12	–	12	–	–	–	–	–
	2,289	989	43	(54)	3,267	2,176	924	112	(36)	3,176

Depreciation and amortization	489	604	47	166	1,306	410	585	57	237	1,289

Operating income (loss)	$1,800	$385	$(4)	$(220)	1,961	$1,766	$339	$55	$(273)	1,887
Interest on long-term debt					(474)					(418)
Debt issuance costs					(5)					(16)
Foreign exchange gain (loss)					123					(22)
Change in fair value of derivative instruments					(28)					21
Other income, net					5					25

Income before income taxes					$1,582					$1,477

Additions to PP&E	$599	$476	$41	$168	$1,284	$619	$530	$49	$40	$1,238

          *Included with operating, general and administrative expenses in consolidated statements of income.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

2.	Segmented information (continued):

In addition, Cable consists of the following reportable segments:

	Three months ended September 30, 2009					Three months ended September 30, 2008
	Cable Operations	Rogers Business Solutions	Rogers Retail	Corporate items and eliminations	Total Cable	Cable Operations	Rogers Business Solutions	Rogers Retail	Corporate items and eliminations	Total Cable

Operating revenue	$773	$126	$97	$(7)	$989	$724	$131	$108	$(2)	$961

Operating expenses:
Cost of sales	–	–	47	–	47	–	–	49	–	49
Sales and marketing	63	7	47	(4)	113	62	6	49	–	117
Operating, general and administrative*	385	111	7	(3)	500	360	113	6	(2)	477
	325	8	(4)	–	329	302	12	4	–	318
Integration and restructuring	4	–	2	–	6	1	1	–	–	2
Stock-based compensation expense (recovery)*	(1)	1	–	–	–	(16)	–	(1)	–	(17)
	$322	$7	$(6)	$–	323	$317	$11	$5	$–	333

Depreciation and amortization					197					200

Operating income					$126					$133

Additions to PP&E	$180	$10	$3	$–	$193	$187	$11	$5	$–	$203

          *Included with operating, general and administrative expenses in consolidated statements of income.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

2.	Segmented information (continued):

	Nine months ended September 30, 2009					Nine months ended September 30, 2008
	Cable Operations	Rogers Business Solutions	Rogers Retail	Corporate items and eliminations	Total Cable	Cable Operations	Rogers Business Solutions	Rogers Retail	Corporate items and eliminations	Total Cable

Operating revenue	$2,279	$379	$289	$(18)	$2,929	$2,137	$394	$300	$(7)	$2,824

Operating expenses:
Cost of sales	–	–	140	–	140	–	–	138	–	138
Sales and marketing	182	19	137	(4)	334	190	19	142	–	351
Operating, general and administrative*	1,135	330	19	(14)	1,470	1,074	330	18	(7)	1,415
	962	30	(7)	–	985	873	45	2	–	920
Integration and restructuring	11	1	5	–	17	2	4	4	–	10
Stock-based compensation expense (recovery)*	(20)	–	(1)	–	(21)	(37)	(1)	(1)	–	(39)
Adjustment for CRTC Part II fees decision*	–	–	–	–	–	25	–	–	–	25
	$971	$29	$(11)	$–	989	$883	$42	$(1)	$–	924

Depreciation and amortization					604					585

Operating income					$385					$339

Additions to PP&E	$440	$27	$9	$–	$476	$493	$25	$12	$–	$530

         *Included with operating, general and administrative expenses in consolidated statements of income.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

3.	Business combinations:

(a)	Outdoor Life Network:

During the nine months ended September 30, 2009, the Company finalized the purchase price allocation for the Outdoor Life Network acquisition, which was acquired on July 31, 2008.  This resulted in an increase in broadcast licence of $15 million, an increase in future income tax liabilities of $3 million, and a corresponding decrease in goodwill of $12 million from the purchase price allocation recorded and disclosed at December 31, 2008.  The final purchase price allocation is as follows:

Purchase price	$39

Current assets	$11
Broadcast licence	15
Future income tax liabilities	(3)
Current liabilities	(3)

Fair value of net assets acquired	$20

Goodwill	$19

The goodwill has been allocated to the Media reporting segment and is not tax deductible.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

3.	Business combinations (continued):

(b)	K-Rock 1057 Inc.:

On May 31, 2009, the Company acquired the assets of K-Rock 1057 Inc. for cash consideration of $11 million.  K-Rock 1057 Inc. is the parent company of radio stations K-Rock and KIX Country in Kingston, Ontario.  In the three months ended September 30, 2009, the purchase price allocation was revised which resulted in a decrease in broadcast license of $1 million and an increase in goodwill of $1 million from the purchase price allocation recorded and disclosed at June 30, 2009.  The purchase price allocation is preliminary pending finalization of the valuation of the net identifiable assets acquired.  The preliminary estimated fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Purchase price	$11

PP&E	$1
Broadcast licence	4

Preliminary fair value of net assets acquired	$5

Goodwill	$6

The goodwill has been allocated to the Media reporting segment and is tax deductible.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

4.	Integration and restructuring:

During the three and nine months ended September 30, 2009, the Company incurred $11 million and $52 million, respectively, of integration and restructuring expenses related to (i) severances resulting from the targeted restructuring of its employee base to combine the Cable and Wireless businesses into a communications organization and to improve the Company's cost structure in light of the current economic conditions ($5 million and $26 million); (ii) severances, integration and restructuring expenses resulting from the outsourcing of certain information technology functions ($6 million and $21 million); (iii) the integration of previously acquired businesses and related restructuring (nil and $2 million, respectively); and (iv) the closure of certain retail stores (nil and $3 million, respectively).  Included in accounts payable and accrued liabilities as at September 30, 2009 is $52 million related to severances and other restructuring charges, of which $14 million relates to terminations made in the last quarter of fiscal 2008.  This liability will be paid between 2009 and 2011.

5.	Net income per share:

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Numerator:
Net income for the period - basic and diluted	$485	$495	$1,168	$1,140
Denominator (in millions):
Weighted average number of shares outstanding - basic and diluted	616	637	627	639
Basic and diluted net income per share	$0.79	$0.78	$1.86	$1.79

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

6.	Long-term debt:

	Due	Principal		Interest	September 30,	December 31,
	date	amount		rate	2009	2008

Corporate:
Bank credit facility				Floating	$-	$585
Senior Notes	2016		$1,000	5.80%	1,000	-
Senior Notes	2018	U.S.	1,400	6.80%	1,501	1,714
Senior Notes	2038	U.S.	350	7.50%	375	429

Formerly Rogers Wireless Inc.:
Senior Notes	2011	U.S.	490	9.625%	525	600
Senior Notes	2011		460	7.625%	460	460
Senior Notes	2012	U.S.	470	7.25%	504	575
Senior Notes	2014	U.S.	750	6.375%	804	918
Senior Notes	2015	U.S.	550	7.50%	590	673
Senior Subordinated Notes	2012	U.S.	400	8.00%	429	490
Fair value increment arising from purchase accounting					8	12

Formerly Rogers Cable Inc.:
Senior Notes	2011		175	7.25%	175	175
Senior Notes	2012	U.S.	350	7.875%	375	429
Senior Notes	2013	U.S.	350	6.25%	375	429
Senior Notes	2014	U.S.	350	5.50%	375	429
Senior Notes	2015	U.S.	280	6.75%	300	343
Senior Debentures	2032	U.S.	200	8.75%	215	245

Capital leases and other				Various	1	1
					8,012	8,507

Less current portion					430	1

					$7,582	$8,506

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

6.	Long-term debt (continued):

On May 26, 2009, the Company issued $1.0 billion of 5.80% Senior Notes which mature on May 26, 2016.  The notes are redeemable, in whole or in part, at the Company's option, at any time, subject to a certain prepayment premium.  The net proceeds from the offering were approximately $992.3 million after deduction of the original issue discount of $2.3 million, agents' fees of $3.7 million and other related expenses of $1.7 million.  The net proceeds are intended to be used for general corporate purposes, including the repayment of outstanding debt under the Company's bank credit facility.  Debt issuance costs of $5 million related to this issuance were incurred and expensed.

The Company intends to redeem the entire outstanding principal amount of its US$400 million 8.00% Senior Subordinated Notes due 2012 on December 15, 2009 at the prescribed redemption price of 102% of the principal amount effective on that date.  As a result, the carrying value of this debt is included in the current portion of long-term debt as at September 30, 2009.

7.	Pensions:

During the three and nine months ended September 30, 2009, the Company recorded pension expense in the amount of $6 million and $17 million (2008 - $6 million and $20 million), respectively.  In addition, the expense related to unfunded supplemental executive retirement plans for the three and nine months ended September 30, 2009 was approximately $1 million and $2 million (2008 - $1 million and $3 million), respectively.

During the three months ended September 30, 2009, the Company made a lump-sum contribution of $61 million to its pension plans, following which the pension plans purchased $172 million of annuities from insurance companies for all employees who had retired as of January 1, 2009.  The purchase of the annuities relieves the Company of primary responsibility for, and eliminates significant risk associated with, the accrued benefit obligation for the retired employees.  As the Company's fiscal year end is three months after the measurement date for the pension plans, the non-cash settlement loss arising from this transaction of approximately $30 million will be recorded in the quarter ending December 31, 2009.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

8.	Shareholders' equity:

(a)	Dividends:

In February 2009, the Company's Board of Directors adopted a dividend policy which increased the annual dividend rate from $1.00 to $1.16 per Class A Voting share and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.29 per share.  Such quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

On February 18, 2009, the Board of Directors declared a quarterly dividend totalling $0.29 per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares, which was paid on April 1, 2009, to shareholders of record on March 6, 2009, and is the first quarterly dividend to reflect the newly increased $1.16 per share annual dividend level.

On April 29, 2009, the Board of Directors declared a dividend of $0.29 per share which was paid on July 2, 2009 to shareholders of record on May 15, 2009.

On August 20, 2009, the Board of Directors declared a dividend of $0.29 per share which was paid on October 1, 2009 to shareholders of record on September 9, 2009.

(b)	Normal course issuer bid:

In February 2009, the Toronto Stock Exchange ("TSX") accepted a notice filed by the Company of its intention to renew its prior normal course issuer bid ("NCIB") for a further one-year period.  The TSX notice provides that the Company may, during the twelve-month period commencing February 20, 2009 and ending February 19, 2010, purchase on the TSX the lesser of 15 million Class B Non-Voting shares ("Class B shares"), representing approximately 2.9% of the issued and outstanding Class B shares, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $300 million.  The actual number of Class B shares purchased, if any, and the timing of such purchases will be determined by the Company considering market conditions, share prices, its cash position and other factors.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

8.	Shareholders' equity (continued):

In May 2009, the Company filed an amendment to its NCIB for its Class B shares to repurchase additional shares.  The amended TSX notice provides that the Company may, during the twelve-month period commencing February 20, 2009 and ending February 19, 2010, purchase on the TSX the lesser of 48 million Class B shares, which represents approximately 10% of the public float, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion.

In the three months ended June 30, 2009, the Company repurchased for cancellation 6,230,000 of its outstanding Class B shares pursuant to private agreements between the Company and arm's length third party sellers for an aggregate purchase price of $171.9 million.  As a result of this purchase, the Company recorded a reduction to stated capital, contributed surplus and retained earnings of $5.8 million, $160.5 million, and $5.6 million, respectively.  Each of these purchases was made under issuer bid exemption orders issued by the Ontario Securities Commission and will be included in the calculating the number of Class B shares that the Company may purchase pursuant to the NCIB.  In addition, the Company repurchased for cancellation an aggregate 10,250,000 of its outstanding Class B shares directly under the NCIB for an aggregate purchase price of $336.7 million, resulting in reduction to stated capital, contributed surplus and retained earnings of $9.6 million, $315.6 million, and $11.5 million, respectively.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

8.	Shareholders' equity (continued):

In the three months ended September 30, 2009, the Company repurchased for cancellation 2,700,000 of its outstanding Class B shares pursuant to private agreements between the Company and arm's length third party sellers for an aggregate purchase price of $73.7 million.  As a result of these purchases, the Company recorded a reduction to stated capital, contributed surplus and retained earnings of $2.5 million, $68.5 million, and $2.7 million, respectively.  Each of these purchases was made under issuer bid exemption orders issued by the Ontario Securities Commission and will be included in calculating the number of Class B shares that the Company may purchase pursuant to the NCIB.  In addition, the Company repurchased for cancellation an aggregate 11,160,800 of its outstanding Class B shares directly under the NCIB for an aggregate purchase price of $335.0 million, resulting in reduction to stated capital, contributed surplus and retained earnings of $10.4 million, $312.4 million, and $12.2 million, respectively.  As at September 30, 2009, there were 493,262,163 Class B shares outstanding, including the impact of the 2,418,100 Class B shares cancelled in October 2009.

9.	Stock-based compensation:

A summary of stock-based compensation expense (recovery), which is included in operating, general and administrative expenses, is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Stock-based compensation:
Stock options	$3	$(59)	$(61)	$(124)
Restricted share units	3	1	3	3
Deferred share units	–	(4)	(4)	(4)

	$6	$(62)	$(62)	$(125)

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

9.	Stock-based compensation (continued):

During the three and nine months ended September 30, 2009, the Company granted 69,000 and 2,648,550 stock options to employees (2008 - 31,500 and 2,148,110), respectively.  The weighted average exercise price of stock options granted during the three and nine months ended September 30, 2009 was $29.62 and $29.49 (2008 - $34.55 and $38.83), respectively.

During the three and nine months ended September 30, 2009, 26,000 and 439,900 restricted share units (2008 - 65,413 and 415,004), respectively, were issued to employees of the Company.  As at September 30, 2009, 1,172,634 (December 31, 2008 - 1,126,548) restricted share units were outstanding.  These restricted share units vest at the end of three years from the grant date.

During the three and nine months ended September 30, 2009, $8 million and $32 million (2008 - $5 million and $65 million), respectively, was paid to holders upon exercise of restricted share units, deferred share units and stock options using the cash settlement feature.

10.	Financial risk management and financial instruments:

(a)	Overview:

The Company is exposed to credit risk, liquidity risk and market risk.  The Company's primary risk management objective is to protect earnings and cash flow and, ultimately, shareholder value.  Risk management strategies are designed and implemented to ensure the Company's risks and the related exposure are consistent with its business objectives and risk tolerance.  There have been no significant changes to the Company's risk management strategies since December 31, 2008.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

10.	Financial risk management and financial instruments (continued):

(b)	Derivative instruments:

The effect of estimating fair value using credit-adjusted interest rates on the Company's cross-currency interest rate exchange agreements ("Derivatives") at September 30, 2009 is illustrated in the table below.  As at September 30, 2009, the credit-adjusted net liability position of the Company's derivative portfolio was $883 million, which is $12 million less than the unadjusted risk-free mark-to-market net liability position.

	Derivatives	Derivatives
	in an asset	in a liability	Net liability
	position	position	position
	(A)	(B)	(A) + (B)

Mark-to-market value - risk-free analysis	$172	$(1,067)	$(895)
Mark-to-market value - credit-adjusted estimate (carrying value)	156	(1,039)	(883)

Difference	$16	$(28)	$(12)

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

10.	Financial risk management and financial instruments (continued):

At September 30, 2009, 87.4% of the Company's U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.  At September 30, 2009, details of the Derivatives net liability position are as follows:

	U.S. $ notional	Exchange rate	Cdn. $ notional	Unadjusted mark-to- market value on a risk-free basis	Estimated fair value, being carrying amount on a credit risk adjusted basis

Derivatives accounted for as cash flow hedges:
As assets	$1,975	1.0252	$2,025	$151	$136
As liabilities	3,215	1.3337	4,288	(1,062)	(1,033)
Net mark-to-market liability				(911)	(897)

Derivatives not accounted for as hedges:
As assets	350	1.0258	359	21	20
As liabilities	10	1.5370	15	(5)	(6)
Net mark-to-market asset				16	14

Net mark-to-market liability				$(895)	(883)

Less net current liability portion					(62)

					$(821)

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

10.	Financial risk management and financial instruments (continued):

At December 31, 2008, 87.4% of the Company's U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.  At December 31, 2008, details of the Derivatives net liability position are as follows:

	U.S. $ notional	Exchange rate	Cdn. $ notional	Unadjusted mark-to- market value on a risk-free basis	Estimated fair value, being carrying amount on a credit risk adjusted basis

Derivatives accounted for as cash flow hedges:
As assets	$1,975	1.0252	$2,025	$492	$435
As liabilities	3,215	1.3337	4,288	(712)	(658)
Net mark-to-market liability				(220)	(223)

Derivatives not accounted for as hedges:
As assets	350	1.0258	359	79	72
As liabilities	10	1.5370	15	(3)	(3)
Net mark-to-market asset				76	69

Net mark-to-market liability				$(144)	(154)

Less current liability portion					(45)

					$(109)

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

11.	Related party transactions:

The Company has entered into certain transactions with entities, the partners or senior officers of which are Directors of the Company.  During the three and nine months ended September 30, 2009, total amounts paid by the Company to these related parties, directly or indirectly, were $9 million and $23 million (2008 - $2 million and $4 million), respectively.

The Company entered into certain transactions with the controlling shareholder of the Company and companies controlled by the controlling shareholder of the Company.  These transactions are subject to formal agreements approved by the Audit Committee.  Total amounts received from these related parties, during the nine months ended September 30, 2009 and 2008 were approximately $0.8 million and $0.5 million, respectively.

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties, and are reviewed by the Audit Committee.

12.	Commitments:

In June 2009, the Company entered into an agreement to outsource certain information technology functions.  The agreement has a seven-year term, resulting in committed expenditures of $632 million.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

13.	Contingencies:

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers.  In September 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action.  As a national, "opt-in" class action, affected customers outside Saskatchewan would have to take specific steps to participate in the proceeding.  The Company has applied for leave to appeal the certification decision to the Saskatchewan Court of Appeal.  That application was later adjourned pending the hearing of certain motions.  In December 2007, the Company brought a motion to stay the proceeding based on the arbitration clause in our wireless service agreements.  The Company's motion was granted in February 2008, and the Saskatchewan Court directed that its order in respect of the certification of the action would exclude from the class of plaintiffs those customers who are bound by an arbitration clause.  In April 2008, the Class Actions Act (Saskatchewan) was amended to authorize the certification of national, "opt-out" class actions.  In an "opt-out" class action, affected customers outside of Saskatchewan would automatically be part of the proceeding in that province.  As a consequence of the amendment, counsel for the plaintiffs brought a motion to amend the certification order previously granted by the Saskatchewan Court so as to certify a national, opt-out class action.  In May 2009, the Court refused to grant the requested relief and dismissed the plaintiffs' motion.  In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims against wireless carriers with respect to the system access fee and brought a motion to discontinue the first proceeding.  Together with the other defendants, the Company has brought a motion to strike the new proceeding on the basis that it is an abuse of process and is opposing the discontinuance of the first proceeding.  The Company's application for leave to appeal the 2007 certification decision remains adjourned pending the outcome of these motions.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2009 and 2008

14.	Subsequent event:

On October 7, 2009, the Government of Canada announced that a settlement had been reached between the Government of Canada and members of the broadcasting industry with respect to Part II fees.  Under the terms of the settlement, the Government agreed to forgive the amounts otherwise owing to it up to August 31, 2009.  As a result of this settlement, the Company will reverse previously accrued amounts into income with respect to Part II fees for the period up until August 31, 2009, of approximately $80 million in the quarter ending December 31, 2009.